Exhibit 99.5

PRESS RELEASE

TEMBEC REPORTS FINANCIAL RESULTS FOR ITS THIRD QUARTER ENDED JUNE 23, 2012

Montreal, Quebec, July 26, 2012: Consolidated sales for the three-month period ended June 23, 2012, were $415 million, as compared to $448 million in the comparable period of the prior year. The Company generated a net loss of $5 million or $0.05 per share in the June 2012 quarter compared to net earnings of $17 million or $0.17 per share in the June 2011 quarter. Operating earnings before depreciation, amortization and other items (adjusted EBITDA) was $27 million for the three-month period ended June 23, 2012, as compared to adjusted EBITDA of $33 million a year ago and adjusted EBITDA of $2 million in the prior quarter.

Transition to IFRS

All financial information in this press release, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results, have been prepared in accordance with International Financial Reporting Standards (IFRS).

Business Segment Results

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $18 million on sales of $167 million for the quarter ended June 23, 2012, compared to adjusted EBITDA of $31 million on sales of $176 million in the prior quarter. Sales decreased by $9 million primarily as a result of lower shipments.

The specialty cellulose market conditions remained favourable. A decrease in commodity viscose grade prices was offset by an increase in specialty grades. Currency was not a factor for the Canadian mill as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 80% of capacity as compared to 89% in the prior quarter. The relatively low level of shipments in the June 2012 quarter was due to the annual maintenance shutdown at the Tartas mill, which lasted 11 days. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. These two events reduced production by 6,000 tonnes and increased cost of sales by $7 million. Adjusted EBITDA was further reduced by $3 million due to the 7,000 tonnes reduction in specialty cellulose pulp shipments.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp remained relatively weak. The benchmark price (delivered China) increased by US $3 per tonne. Overall, realized Canadian dollar prices increased by $18 per tonne, increasing adjusted EBITDA by $1 million. NBSK shipments were equal to 91% of capacity as compared to 94% in the prior quarter. There was no major maintenance downtime in either quarter. Cash costs increased by $3 million due to lower electricity revenues as the contract with the utility provides for lower prices during the April to September period. On a net basis, adjusted EBITDA declined by $2 million.

The Paper segment generated adjusted EBITDA of $9 million on sales of $86 million for the quarter ended June 2012, compared to adjusted EBITDA of $4 million on sales of $79 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $7 million increase in sales. In terms of market, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board and for newsprint were unchanged. Overall, prices were unchanged quarter-over-quarter. Coated bleached board shipments were equal to 96% of capacity as compared to 86% in the prior quarter. The shipment to capacity percentage for newsprint was 87%, compared to 85% in the prior quarter. Manufacturing costs at the coated bleached board facility declined by $2 million primarily as a result of higher productivity as the mill produced 9% more tonnes. Manufacturing costs at the newsprint mill declined by $1 million, primarily due to lower energy costs.

The High-Yield Pulp segment generated adjusted EBITDA of $5 million on sales of $101 million for the quarter ended June 23, 2012, compared to negative adjusted EBITDA of $16 million on sales of $77 million in the prior quarter. Sales increased by $24 million based on a combination of higher shipments and prices. Market conditions for high-yield pulp remained weak in the most recent quarter. While the US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter by US $62 per tonne, it did so from a very low price. The increase did not carry over fully to high-yield pulp as price compression had occurred previously and the BEK increase served to re-establish the normal differential in pricing. High-yield pulp prices increased by $39 per tonne, increasing adjusted EBITDA by $7 million. High-yield pulp shipments were equal to 89% of capacity as compared to 74% in the prior quarter. The increase in demand resulted in more uptime at the mills, which produced 7% more pulp in the June quarter. As a result, mill costs decreased by $6 million. In the June 2012 quarter, the higher selling prices led to an increase of $8 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. The inventories had been written down by $4 million in each of the December 2011 and March 2012 quarters as their carrying values had exceeded their estimated net realizable values.

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $86 million for the quarter ended June 23, 2012, compared to negative adjusted EBITDA of $11 million on sales of $112 million in the prior quarter. The sale of the Company’s two B.C. sawmills at the end of the prior quarter had a significant impact on sales. The sawmills had shipped 91 million board feet of lumber in the prior quarter and had generated lumber, chip and by-product revenues of $44 million. Higher prices and shipments from the Company’s Eastern sawmills partially offset the decrease. Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 58% in the prior quarter. US $ reference prices for random lumber increased by US $33 per mbf on average while stud lumber increased by US $61 per mbf. The net price effect was an increase in adjusted EBITDA of $7 million or $42 per mbf. Manufacturing costs were relatively unchanged quarter-over-quarter. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two B.C. sawmills, which had generated negative $2 million of adjusted EBITDA in the prior quarter.

Outlook

The June 2012 quarterly results were in line with expectations. The $25 million improvement in adjusted EBITDA was driven primarily by higher lumber and paper pulp prices. The full effect of the higher prices was more pronounced in the High-Yield Pulp segment, which reversed $8 million of previously recorded net realizable value inventory reserves. The reserves had been caused by the low prices experienced in the December 2011 and March 2012 quarters. The improvement in adjusted EBITDA would have been even greater if not for the significant amount of planned maintenance work completed at the Company’s two specialty pulp mills. Looking ahead, markets for specialty cellulose remain strong except for the viscose grades, where new supply is leading to lower prices. The Company’s strategy of focusing on specialty grades has proven to be the right one. Paper pulp markets are expected to remain challenging. Capacity expansions will likely mitigate and delay a recovery in prices. The Company has recently announced the indefinite idling of its 240,000 tonnes per year, Chetwynd, B.C., high-yield pulp mill later in September. We expect lumber prices to hold at their current level until the normal seasonal decline in the fall. The housing statistics in the United States point to a slow and gradual recovery and lumber pricing should follow a similar pattern. Markets for coated bleached board and newsprint should remain relatively stable over the near term. The Company will continue with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site that is scheduled to start-up in December 2013. The project will materially improve the mill’s cost structure and margins. A total of $31 million has been spent on the Temiscaming specialty cellulose project to the end of the June 2012 quarter. The Company has recently secured a further $30 million of project financing, attaining its target of $105 million of total project financing. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact adjusted EBITDA in the coming quarters.

Tembec is a manufacturer of forest products – lumber, pulp, paper and specialty cellulose – and a global leader in sustainable forest management practices. Principal operations are in Canada and France. With annual sales of approximately $2 billion, Tembec has 4,000 employees and is listed on the TSX (TMB). The full quarterly report, including the interim Management Discussion and Analysis, the interim financial statements and the accompanying notes for the quarter ended June 23, 2012, can be obtained on Tembec’s website at www.tembec.com or on SEDAR at www.sedar.com.

This press release includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Investor Contact:	Michel J. Dumas
Executive Vice President, Finance and CFO
Tel: 819 627-4268
E-mail: michel.dumas@tembec.com

Media Contact:	Linda Coates
Vice President, Communications and Public Affairs
Tel.: 416 775-2819
E-mail: linda.coates@tembec.com

Management’s Discussion and Analysis
for the quarter ended June 23, 2012

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its third fiscal quarter ended June 23, 2012. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 23, 2012, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2011, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Effective September 25, 2011, Tembec adopted IFRS as the Company’s basis for financial reporting commencing with the interim financial statements for the three-month period ended December 24, 2011, and using September 26, 2010, as the transition date. Except where otherwise noted, all prior period comparative figures have been restated for IFRS. All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at July 26, 2012, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Sales	422	452	448	421	401	407	415	-
Freight and other deductions	57	62	61	57	53	57	59	-
Lumber export taxes	3	4	3	3	2	3	1	-
Cost of sales	328	327	335	331	316	326	311	-
SG&A	18	19	18	17	18	18	18	-
Share-based compensation	4	6	(2)	(6)	-	1	(1)	-
Adjusted EBITDA	12	34	33	19	12	2	27	-
Depreciation & amortization	13	11	12	12	12	10	11	-
Other items	2	6	(7)	2	2	(5)	2	-
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	-
Interest, foreign exchange & other	12	12	4	3	10	10	7	-
Exchange loss (gain) on long-term debt	(5)	(6)	1	11	(2)	(6)	8	-
Pre-tax earnings (loss)	(10)	11	23	(9)	(10)	(7)	(1)	-
Income tax expense	1	5	6	8	6	7	4	-
Net earnings (loss)	(11)	6	17	(17)	(16)	(14)	(5)	-

CONSOLIDATED RESULTS

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $2 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $4 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that was recorded in the Company’s December 2011 quarterly financial results.

On March 23, 2012, the Company sold its British Columbia (B.C.) Southern Interior wood products assets for proceeds of $66 million. The sale includes the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter.

TRANSITION TO IFRS

All financial information in this interim MD&A, including comparative figures pertaining to Tembec’s fiscal 2011 quarterly results have been prepared in accordance with IFRS. In the prior year, the Company had prepared its annual and interim financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The change in certain comparative figures from previous Canadian GAAP to IFRS is provided in the table below. For more details on IFRS adjustments at the transition date, refer to note 20 of the interim financial statements.

	$ millions
					Total
	Dec 10	Mar 11	Jun 11	Sep 11	Fiscal 11
Sales
Per IFRS	422	452	448	421	1,743
Per Canadian GAAP	422	452	448	421	1,743
Difference	-	-	-	-	-

Adjusted EBITDA
Per IFRS	12	34	33	19	98
Per Canadian GAAP	11	33	32	19	95
Difference	1	1	1	-	3

Operating earnings (loss)
Per IFRS	(3)	17	28	5	47
Per Canadian GAAP	(4)	16	31	6	49
Difference	1	1	(3)	(1)	(2)

Net earnings (loss)
Per IFRS	(11)	6	17	(17)	(5)
Per Canadian GAAP	(12)	7	19	(17)	(3)
Difference	1	(1)	(2)	-	(2)

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	June	Total	Price	Volume & Mix
	2012	2012	Variance	Variance	Variance
Forest Products	112	86	(26)	6	(32)
Specialty Cellulose and Chemical Pulp	176	167	(9)	-	(9)
High-Yield Pulp	77	101	24	7	17
Paper	79	86	7	-	7
Corporate	2	4	2	-	2
	446	444	(2)	13	(15)
Less: Intersegment Sales	(39)	(29)	10
Sales	407	415	8

Sales increased by $8 million as compared to the prior quarter. Currency had a small positive effect on pricing as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. Forest Products segment sales decreased by $26 million on lower SPF lumber shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $9 million due to lower shipments. High-Yield Pulp segment sales increased by $24 million as shipments and prices increased. Paper segment sales increased by $7 million due to higher shipments.

Adjusted EBITDA
$ millions	March	June	Total	Price	Cost & Volume
	2012	2012	Variance	Variance	Variance
Forest Products	(11)	(2)	9	6	3
Specialty Cellulose and Chemical Pulp	31	18	(13)	-	(13)
High-Yield Pulp	(16)	5	21	7	14
Paper	4	9	5	-	5
Corporate	(6)	(3)	3	-	3
	2	27	25	13	12

Adjusted EBITDA increased by $25 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA improved by $9 million as a result of better prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $13 million due primarily to higher maintenance costs. High-Yield Pulp segment adjusted EBITDA increased by $21 million due to higher prices and lower costs. Paper segment adjusted EBITDA increased by $5 million as a result of lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	June	Total	EBITDA	Depreciation	Other Items
	2012	2012	Variance	Variance	Variance	Variance
Forest Products	10	(4)	(14)	9	1	(24)
Specialty Cellulose and Chemical Pulp	27	13	(14)	(13)	(1)	-
High-Yield Pulp	(19)	1	20	21	(1)	-
Paper	4	9	5	5	-	-
Corporate	(25)	(5)	20	3	-	17
	(3)	14	17	25	(1)	(7)

The Company generated operating earnings of $14 million compared to an operating loss of $3 million in the prior quarter. The previously noted improvement in adjusted EBITDA generated the increase. Other items partially offset a portion of the adjusted EBITDA increase. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales (1)	112	86	(26)

Freight and other deductions	12	8	4
Lumber export taxes	3	1	2
Cost of sales (1)	105	76	29
SG&A	3	3	-
Adjusted EBITDA	(11)	(2)	9

Depreciation and amortization	3	2	1
Other items - gain on sale of B.C. sawmills	(24)	-	(24)
Operating earnings (loss)	10	(4)	(14)

Shipments
SPF lumber (mmbf)	227	165	(62)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	266	297	31
KD #2 & better delivered G.L. (US $ per mbf)	359	393	34
KD stud delivered G.L. (US $ per mbf)	327	388	61
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $86 million for the quarter ended June 23, 2012, compared to negative adjusted EBITDA of $11 million on sales of $112 million in the prior quarter. The sale of the Company’s two B.C. sawmills at the end of the prior quarter had a significant impact on sales. The sawmills had shipped 91 million board feet of lumber in the prior quarter and had generated lumber, chip and by-product revenues of $44 million. Higher prices and shipments from the Company’s Eastern sawmills partially offset the decrease.

Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 58% in the prior quarter. US $ reference prices for random lumber increased by US $33 per mbf on average while stud lumber increased by US $61 per mbf. Currency was not a factor as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. The net price effect was an increase in adjusted EBITDA of $7 million or $42 per mbf. Manufacturing costs were relatively unchanged quarter-over-quarter. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two B.C. sawmills, which had generated negative $2 million of adjusted EBITDA in the prior quarter.

During the June quarter, the Company incurred $1 million of lumber export taxes, on shipments of lumber from its Eastern sawmills to the United States, unchanged from the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the June quarter, the Company incurred a tax of 5% on its Eastern lumber shipments. The $2 million decline in export taxes relates to the amount paid on shipments to the United States from the two B.C. sawmills in the prior quarter.

The Forest Products segment generated an operating loss of $4 million as compared to operating earnings of $10 million in the prior quarter. During the previous quarter, the Company sold its two B.C. sawmills for proceeds of $66 million and recorded a gain of $24 million. The two sawmills represented approximately 29% of the Company’s total SPF lumber capacity.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	153	141	(12)
Sales - Chemicals	23	26	3
	176	167	(9)

Freight and other deductions	17	19	(2)
Cost of sales (1)	123	124	(1)
SG&A	5	6	(1)
Adjusted EBITDA	31	18	(13)
Depreciation and amortization	4	5	(1)
Operating earnings	27	13	(14)

Shipments
Specialty cellulose pulp (000's tonnes)	69	62	(7)
Chemical pulp (000's tonnes)	57	56	(1)
Internal (000's tonnes)	6	5	(1)
Total	132	123	(9)

Reference Prices
NBSK - delivered China (US $ per tonne)	687	690	3
NBSK - delivered U.S. (US $ per tonne)	870	900	30
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $18 million on sales of $167 million for the quarter ended June 23, 2012, compared to adjusted EBITDA of $31 million on sales of $176 million in the prior quarter. Sales decreased by $9 million primarily as a result of lower shipments.

The specialty cellulose market conditions remained favourable. A decrease in commodity viscose grade prices was offset by an increase in specialty grades. Currency was not a factor for the Canadian mill as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. Overall, pricing was relatively unchanged quarter-over-quarter. Specialty cellulose shipments were equal to 80% of capacity as compared to 89% in the prior quarter. The relatively low level of shipments in the June 2012 quarter was due to the annual maintenance shutdown at the Tartas mill, which lasted 11 days. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. These two events reduced production by 6,000 tonnes and increased cost of sales by $7 million. Adjusted EBITDA was further reduced by $3 million due to the 7,000 tonnes reduction in specialty cellulose pulp shipments.

The market conditions for Northern Bleached Softwood Kraft (NBSK) pulp remained relatively weak. The benchmark price (delivered China) increased by US $3 per tonne. Overall, realized Canadian dollar prices increased by $18 per tonne, increasing adjusted EBITDA by $1 million. NBSK shipments were equal to 91% of capacity as compared to 94% in the prior quarter. There was no major maintenance downtime in either quarter. Cash costs increased by $3 million due to lower electricity revenues as the contract with the utility provides for lower prices during the April to September period. On a net basis, adjusted EBITDA declined by $2 million.

Finished goods inventories were at approximately 22 days of supply at the end of June 2012, down from 24 days at the end of the prior quarter.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $13 million compared to operating earnings of $27 million in the prior quarter. The previously noted decrease in adjusted EBITDA accounted for the lower operating earnings.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales (1)	77	101	24

Freight and other deductions	17	21	(4)
Cost of sales (1)	75	73	2
SG&A	1	2	(1)
Adjusted EBITDA	(16)	5	21
Depreciation and amortization	3	4	(1)
Operating earnings (loss)	(19)	1	20

Shipments
External (000's tonnes)	134	165	31
Internal (000's tonnes)	15	14	(1)
Total	149	179	30

Reference Prices
BEK - delivered China (US $ per tonne)	605	667	62
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated adjusted EBITDA of $5 million on sales of $101 million for the quarter ended June 23, 2012, compared to negative adjusted EBITDA of $16 million on sales of $77 million in the prior quarter. Sales increased by $24 million based on a combination of higher shipments and prices.

Market conditions for high-yield pulp remained weak in the most recent quarter. While the US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter by US $62 per tonne, it did so from a very low price. The increase did not carry over fully to high-yield pulp as price compression had occurred previously and the BEK increase served to re-establish the normal differential in pricing. Currency was not a factor as the Canadian dollar averaged US $0.991, a 0.7% decrease from US $0.998 in the prior quarter. High-yield pulp prices increased by $39 per tonne, increasing adjusted EBITDA by $7 million. High-yield pulp shipments were equal to 89% of capacity as compared to 74% in the prior quarter. The increase in demand resulted in more uptime at the mills, which produced 7% more pulp in the June quarter. As a result, mill costs decreased by $6 million. In the June 2012 quarter, the higher selling prices led to an increase of $8 million in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. The inventories had been written down by $4 million in each of the December 2011 and March 2012 quarters as their carrying values had exceeded their estimated net realizable values. Pulp inventories were at 38 days of supply at the end of June 2012, as compared to 39 days at the end of March 2012.

The High-Yield Pulp segment generated operating earnings of $1 million compared to an operating loss of $19 million in the prior quarter. The previously noted improvement in adjusted EBITDA accounted for the stronger operating results.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – PAPER

	March	June
	2012	2012	Variance
Financial ($ millions)
Sales	79	86	7

Freight and other deductions	11	11	-
Cost of sales	60	63	(3)
SG&A	4	3	1
Adjusted EBITDA	4	9	5
Depreciation and amortization	-	-	-
Operating earnings	4	9	5

Shipments
Coated bleached board (000's tonnes)	39	43	4
Newsprint (000's tonnes)	50	53	3
Total	89	96	7

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,130	1,130	-
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $9 million on sales of $86 million for the quarter ended June 2012, compared to adjusted EBITDA of $4 million on sales of $79 million in the prior quarter. Higher coated bleached board and newsprint shipments caused the $7 million increase in sales.

In terms of market, coated bleached board was stable. Newsprint also remained stable despite continued weaker North American demand statistics. The US $ reference prices for coated bleached board and for newsprint were unchanged. Currency was not a factor as the Canadian dollar averaged US $0.991, compared to US $0.998 in the prior quarter. Overall, prices were unchanged quarter-over-quarter. Coated bleached board shipments were equal to 96% of capacity as compared to 86% in the prior quarter. The shipment to capacity percentage for newsprint was 87%, compared to 85% in the prior quarter. Manufacturing costs at the coated bleached board facility declined by $2 million primarily as a result of higher productivity as the mill produced 9% more tonnes. Manufacturing costs at the newsprint mill declined by $1 million, primarily due to lower energy costs.

The Paper segment generated operating earnings of $9 million, compared to operating earnings of $4 million in the prior quarter. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	March	June
	2012	2012
Financial ($ millions)
General and administrative expenses	5	4
Share-based compensation	1	(1)
Other items:
Custodial - idled facilities	3	2
Write-down of Temlam loan receivable	16	-
Operating expenses	25	5

The Company recorded a $1 million credit for share-based compensation in the current quarter compared to a $1 million expense in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price. The $1 million credit in the June 2012 quarter relates primarily to a decrease in share price as the value of the Company’s common shares declined from $3.45 to $2.39.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $2 million in the most recent quarter compared to $3 million in the prior quarter.

The March 2012 quarter includes a $16 million charge relating to the write-down of a loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. During the prior quarter, the cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the re-start of the facility was unlikely and adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	June
	2012	2012
Interest on debt	9	10
Foreign exchange items	1	(2)
Interest income	-	(1)
Capitalized interest	(1)	-
Bank charges and other	1	-
	10	7

There were no significant interest variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as in the prior quarter, losses are generated. When the Canadian dollar weakens versus the US dollar, as was the case in the June quarter, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the June 2012 quarter, the Company recorded a loss of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.001 to US $0.976.

During the March 2012 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.980 to US $1.001.

INCOME TAXES

During the June 2012 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $1 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 26.3% . The June 2012 quarter absorbed a $4 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the March 2012 quarter, the Company recorded an income tax expense of $7 million on a loss before income taxes of $7 million. The income tax expense reflected a $9 million unfavourable variance versus an anticipated income tax recovery of $2 million based on the Company’s effective tax rate of 26.3% . The March 2012 quarter absorbed a $6 million unfavourable change in valuation allowance.

JUNE 2012 QUARTER VS MARCH 2012 QUARTER

NET LOSS

The Company generated a net loss of $5 million or $0.05 per share for the quarter ended June 23, 2012. This compares to a net loss of $14 million or $0.14 per share for the quarter ended March 24, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 24, 2012		June 23, 2012
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(14)	(0.14)	(5)	(0.05)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(5)	(0.05)	7	0.07
Gain on sale of B.C. sawmills	(18)	(0.18)	-	-
Write-down of Temlam loan receivable	14	0.14	-	-
Costs for permanently idled facilities	2	0.02	1	0.01
Net earnings (loss) excluding specific items - not in accordance with IFRS	(21)	(0.21)	3	0.03

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	113	86	(27)	10	(37)
Specialty Cellulose and Chemical Pulp	188	167	(21)	(9)	(12)
High-Yield Pulp	93	101	8	1	7
Paper	85	86	1	3	(2)
Corporate	2	4	2	-	2
	481	444	(37)	5	(42)
Less: Intersegment Sales	(33)	(29)	4
Sales	448	415	(33)

Sales decreased by $33 million as compared to the same quarter a year ago. Currency was favourable as the Canadian dollar averaged US $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. Forest Products segment sales decreased by $27 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $21 million due to lower shipments and lower prices of chemical pulp. High-Yield Pulp segment sales increased by $8 million due to higher shipments and prices. Paper segment sales increased by $1 million due to higher prices, partially offset by lower shipments.

Adjusted EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(17)	(2)	15	10	5
Specialty Cellulose and Chemical Pulp	46	18	(28)	(9)	(19)
High-Yield Pulp	(4)	5	9	1	8
Paper	10	9	(1)	3	(4)
Corporate	(2)	(3)	(1)	-	(1)
	33	27	(6)	5	(11)

Adjusted EBITDA decreased by $6 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $15 million from the prior year quarter due to higher prices and lower costs. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA decreased by $28 million due to higher costs and lower chemical pulp prices. High-Yield Pulp segment adjusted EBITDA improved by $9 million due primarily to higher prices. Paper segment adjusted EBITDA decreased by $1 million because of higher costs, partially offset by higher prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(21)	(4)	17	15	2	-
Specialty Cellulose and Chemical Pulp	41	13	(28)	(28)	-	-
High-Yield Pulp	(7)	1	8	9	(1)	-
Paper	10	9	(1)	(1)	-	-
Corporate	5	(5)	(10)	(1)	-	(9)
	28	14	(14)	(6)	1	(9)

The Company generated operating earnings of $14 million compared to operating earnings of $28 million in the same quarter a year ago. The previously noted decline in adjusted EBITDA caused a portion of the decrease. Other items generated the balance of the decrease. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	113	86	(27)

Freight and other deductions	12	8	4
Lumber export taxes	3	1	2
Cost of sales (1)	111	76	35
SG&A	4	3	1
Adjusted EBITDA	(17)	(2)	15
Depreciation and amortization	4	2	2
Operating loss	(21)	(4)	17

Shipments
SPF lumber (mmbf)	224	165	(59)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	241	297	56
KD #2 & better delivered G.L. (US $ per mbf)	335	393	58
KD stud delivered G.L. (US $ per mbf)	313	388	75
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $2 million on sales of $86 million. This compares to negative adjusted EBITDA of $17 million on sales of $113 million in the comparable quarter of the prior year. The sale of the Company’s two B.C. sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 90 million board feet of lumber in the prior year quarter and had generated lumber, chip and by-product revenues of $38 million. Sales also decreased by $12 million due to the divestiture of the hardwood flooring operations in November 2011. Higher prices and shipments from the Company’s Eastern sawmills partially offset the decrease.

Demand for SPF lumber remained relatively weak with shipments equal to 59% of capacity, as compared to 56% in the year ago quarter. US $ reference prices for random lumber increased by US $57 per mbf on average while the reference price for stud lumber was up US $75 per mbf. Currency was favourable as the Canadian dollar averaged US $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. As a result of the combined effect, the average selling price of SPF lumber increased by $61 per mbf, increasing adjusted EBITDA by $10 million. Manufacturing costs were relatively unchanged from those of the prior year quarter. The balance of the improvement in adjusted EBITDA relates to the divestiture of the two B.C. sawmills, which had generated negative $5 million of adjusted EBITDA in the prior year quarter.

During the June 2012 quarter, the Company incurred $1 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $2 million in the year ago quarter. The effective tax rate was 5% versus 13% in the year ago quarter. The prior year quarter also includes $1 million of export taxes for Western lumber shipments to the United States.

The Forest Products segment generated an operating loss of $4 million, as compared to an operating loss of $21 million in the prior year quarter. In addition to the previously noted improvement in adjusted EBITDA, the sale of the B.C. sawmills and the hardwood flooring operations led to lower depreciation expense.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	164	141	(23)
Sales - Chemicals	24	26	2
	188	167	(21)

Freight and other deductions	17	19	(2)
Cost of sales (1)	119	124	(5)
SG&A	6	6	-
Adjusted EBITDA	46	18	(28)
Depreciation and amortization	5	5	-
Operating earnings	41	13	(28)

Shipments
Specialty cellulose pulp (000's tonnes)	70	62	(8)
Chemical pulp (000's tonnes)	62	56	(6)
Internal (000's tonnes)	2	5	3
Total	134	123	(11)

Reference Prices
NBSK - delivered China (US $ per tonne)	920	690	(230)
NBSK - delivered U.S. (US $ per tonne)	1,025	900	(125)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $18 million on sales of $167 million. This compares to adjusted EBITDA of $46 million on sales of $188 million in the year ago quarter. The $23 million decline in pulp sales was due to lower pulp shipments as well as lower prices for chemical pulp.

The specialty cellulose market conditions were generally favourable in the most recent quarter. An increase in specialty grade prices was offset by a decline in viscose grade prices. Overall, pricing was relatively unchanged year-over-year. Specialty cellulose shipments were equal to 80% of capacity as compared to 92% in the year ago quarter. During the most recent quarter, the Tartas mill proceeded with an 11-day annual maintenance outage. A shorter four day planned maintenance outage also occurred at the Temiscaming facility. These two events reduced production by 6,000 tonnes. In the prior year quarter, the mills had incurred three days of maintenance downtime, removing 1,300 tonnes of production. The increase in maintenance costs, combined with higher fibre and chemical costs, increased cost of sales by $12 million. The Company’s strategy to produce more specialty grades has also contributed to the higher costs. Adjusted EBITDA was further reduced by $4 million due to the 8,000 tonnes reduction in specialty cellulose pulp shipments.

Market conditions for NBSK pulp were significantly weaker during the most recent quarter. The benchmark price (delivered China) declined by US $230 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $8 million or $131 per tonne. NBSK shipments were equal to 91% of capacity as compared to 95% in the year ago quarter. There was no significant downtime at the mill in either quarter. Manufacturing costs increased by $2 million, primarily for fiber and chemicals. The combination of lower prices and higher costs reduced adjusted EBITDA by $10 million.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $13 million compared to operating earnings of $41 million in the comparable quarter of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	93	101	8

Freight and other deductions	20	21	(1)
Cost of sales (1)	76	73	3
SG&A	1	2	(1)
Adjusted EBITDA	(4)	5	9
Depreciation and amortization	3	4	(1)
Operating earnings (loss)	(7)	1	8

Shipments
External (000's tonnes)	155	165	10
Internal (000's tonnes)	14	14	-
Total	169	179	10

Reference Prices
BEK - delivered China (US $ per tonne)	760	667	(93)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated adjusted EBITDA of $5 million on sales of $101 million. This compares to negative adjusted EBITDA of $4 million on sales of $93 million in the year ago quarter. The $8 million increase in sales was caused by higher shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable quarter a year ago. While the US $ reference price for BEK decreased by US $93 per tonne, the decline in the Company’s average US $ selling price for high-yield pulp was limited to US $17 per tonne, as the latter had suffered significant decreases in the previous quarters. This decrease was more than offset by currency as the Canadian dollar averaged US $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. The net effect was an increase in price of $6 per tonne, increasing adjusted EBITDA by $1 million. High-yield pulp shipments were equal to 89% of capacity as compared to 84% in the prior year quarter. During the most recent quarter, weak market conditions led to 5,300 tonnes of market downtime compared to 30,100 tonnes of downtime related to a labour strike at the Matane, Quebec, facility in the prior year period. The higher productivity led to a $2 million decrease in mill costs. As well, the June 2012 quarter benefited from an $8 million increase in the carrying values of finished goods and raw material inventories, increasing adjusted EBITDA. The inventories had been written down by $4 million in each of the December 2011 and March 2012 quarters as their carrying values had exceeded their estimated net realizable values. There were no inventory adjustments in the prior year quarter.

The High-Yield Pulp segment generated operating earnings of $1 million compared to an operating loss of $7 million in the comparable quarter of the prior year. The previously noted improvement in adjusted EBITDA accounted for the increase in operating results.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – PAPER

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales	85	86	1

Freight and other deductions	12	11	1
Cost of sales	60	63	(3)
SG&A	3	3	-
Adjusted EBITDA	10	9	(1)
Depreciation and amortization	-	-	-
Operating earnings	10	9	(1)

Shipments
Coated bleached board (000's tonnes)	42	43	1
Newsprint (000's tonnes)	60	53	(7)
Total	102	96	(6)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,130	(20)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $9 million on sales of $86 million. This compares to adjusted EBITDA of $10 million on sales of $85 million in the same quarter a year ago. Sales were relatively flat as higher prices for coated bleached board and newsprint offset lower newsprint shipments.

In terms of market, coated bleached board was stable. Newsprint was also stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $20 per short ton while the reference price for newsprint was unchanged. Currency was favourable as the Canadian dollar averaged $0.991, a 4.1% decrease from US $1.033 in the prior year quarter. The combined effect was an increase in adjusted EBITDA of $3 million due to price. Coated bleached board shipments were equal to 96% of capacity as compared to 93% in the year ago quarter. Newsprint shipment to capacity was 87% compared to 100% in the prior year quarter. Both mills operated at capacity with no market downtime required in the most recent quarter. Mill costs increased by $3 million year-over-year. This was due to higher energy costs at the Kapuskasing newsprint mill. In the prior year quarter, the mill had benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Paper segment generated operating earnings of $9 million compared to operating earnings of $10 million in the prior year quarter. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	June	June
	2011	2012
Financial ($ millions)
General and administrative expenses	4	4
Share-based compensation	(2)	(1)
Other items:
Custodial - idled facilities	-	2
Gain on Tembec USA LLC filing	(4)	-
Gain on sale of Smooth Rock Falls hydro dam	(3)	-
Operating expenses	(5)	5

The Company recorded a $1 million credit for share-based compensation in the current quarter, compared to a $2 million credit in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price. The $1 million credit in the June 2012 quarter relates to a decrease in the share price as the value of the Company’s common shares declined from $3.45 to $2.39.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $2 million in the most recent quarter, compared to a “nil” amount in the year ago quarter.

The prior year quarter includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The quarter also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2011	2012
Interest on debt	8	10
Interest income	-	(1)
Gain on derivatives	(1)	-
Foreign exchange items	(1)	(2)
Change in fair value of warrants	(3)	-
Bank charges and other	1	-
	4	7

There were no significant interest variances. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the last two June quarters, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the June 2012 quarter, the Company recorded a loss of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.001 to US $0.976.

During the June 2011 quarter, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.019 to US $1.013.

INCOME TAXES

During the June 2012 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $1 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 26.3% . The June 2012 quarter absorbed a $4 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable.

During the June 2011 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes of $23 million. The income tax expense reflected a $1 million favourable variance versus an anticipated income tax expense of $7 million based on the Company’s effective tax rate of 27.8% .

JUNE 2012 QUARTER VS JUNE 2011 QUARTER

NET EARNINGS (LOSS)

The Company generated a net loss of $5 million or $0.05 per share for the quarter ended June 23, 2012, compared to net earnings of $17 million or $0.17 per share for the quarter ended June 25, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 25, 2011		June 23, 2012
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	17	0.17	(5)	(0.05)
Specific items (after-tax):
Loss on translation of foreign debt	1	0.01	7	0.07
Gain on financial instruments	(1)	(0.01)	-	-
Gain on Tembec USA LLC filing	(4)	(0.04)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	-	-	1	0.01
Net earnings excluding specific items - not in accordance with IFRS	11	0.11	3	0.03

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2011	2012	Variance	Variance	Variance
Forest Products	350	324	(26)	10	(36)
Specialty Cellulose and Chemical Pulp	513	495	(18)	8	(26)
High-Yield Pulp	302	252	(50)	(11)	(39)
Paper	255	250	(5)	6	(11)
Corporate	5	8	3	-	3
	1,425	1,329	(96)	13	(109)
Less: Intersegment Sales	(103)	(106)	(3)
Sales	1,322	1,223	(99)

Sales decreased by $99 million as compared to the same nine-month period a year ago. Currency was favourable as the Canadian dollar averaged US $0.989, a 2.2% decrease from US $1.011 in the prior year period. Forest Products segment sales decreased by $26 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose and Chemical Pulp segment sales decreased by $18 million due to lower shipments, partially offset by higher specialty pulp prices. High-Yield Pulp segment sales decreased by $50 million due to lower shipments and prices. Paper segment sales decreased by $5 million due to lower shipments, partially offset by higher prices.

Adjusted EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2011	2012	Variance	Variance	Variance
Forest Products	(37)	(24)	13	10	3
Specialty Cellulose and Chemical Pulp	110	76	(34)	8	(42)
High-Yield Pulp	5	(20)	(25)	(11)	(14)
Paper	23	23	-	6	(6)
Corporate	(22)	(14)	8	-	8
	79	41	(38)	13	(51)

Adjusted EBITDA of $41 million was $38 million lower than the same period a year ago. Forest Products segment adjusted EBITDA was up $13 million from the prior year period primarily as a result of higher prices. Specialty Cellulose and Chemical Pulp segment adjusted EBITDA declined by $34 million due to higher costs, partially offset by higher specialty pulp prices. High-Yield Pulp segment adjusted EBITDA declined by $25 million due to higher costs and lower prices. Paper segment adjusted EBITDA was unchanged as higher prices offset higher costs. Prior year period corporate expenses included a charge of $8 million related to share-based compensation, compared to a “nil” expense in the most recent period.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2011	2012	Variance	Variance	Variance	Variance
Forest Products	(52)	(10)	42	13	4	25
Specialty Cellulose and Chemical Pulp	96	62	(34)	(34)	-	-
High-Yield Pulp	(3)	(30)	(27)	(25)	(2)	-
Paper	21	22	1	-	1	-
Corporate	(20)	(35)	(15)	8	-	(23)
	42	9	(33)	(38)	3	2

The Company generated operating earnings of $9 million compared to operating earnings of $42 million in the same period a year ago. The previously noted decline in adjusted EBITDA caused the decrease. Reduced depreciation expense and other items partially offset the adjusted EBITDA decline. A more detailed explanation of segment variances is included in the analysis that follows.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	350	324	(26)

Freight and other deductions	35	32	3
Lumber export taxes	10	6	4
Cost of sales (1)	329	299	30
SG&A	13	11	2
Adjusted EBITDA	(37)	(24)	13
Depreciation and amortization	12	8	4
Other items:
Gain on sale of B.C. sawmills	-	(24)	24
Loss on sale/closure of flooring assets	-	2	(2)
Taschereau sawmill closure charge	2	-	2
Cranbrook planer mill closure charge	1	-	1
Operating loss	(52)	(10)	42

Shipments
SPF lumber (mmbf)	672	641	(31)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	269	267	(2)
KD #2 & better delivered G.L. (US $ per mbf)	356	359	3
KD stud delivered G.L. (US $ per mbf)	312	340	28
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative adjusted EBITDA of $24 million on sales of $324 million. This compares to negative adjusted EBITDA of $37 million on sales of $350 million in the comparable nine-month period of the prior year. The sale of the Company’s two B.C. sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had $34 million less in revenues in the most recent nine-month period versus a year ago. Shipments of lumber from the two sawmills was 171 million board feet versus 255 million in the prior year period. Sales also decreased by $25 million due to the divestiture of the hardwood flooring operations in November 2011. Higher stud lumber prices and shipments from the Company’s Eastern sawmills partially offset the decrease.

Demand for SPF lumber remained relatively weak with shipments equal to 60% of capacity, as compared to 56% in the year ago period. US $ reference prices for random lumber were unchanged on average while the reference price for stud lumber was up US $28 per mbf. Currency was favourable as the Canadian dollar averaged US $0.989, a 2.2% decrease from US $1.011 in the prior year period. As a result of the net effect, the average selling price of SPF lumber increased by $16 per mbf, increasing adjusted EBITDA by $10 million. Mill manufacturing costs were relatively unchanged year-over-year.

During the nine-month period ended June 2012, the Company incurred $3 million of export taxes on lumber shipped from its Eastern sawmills as compared to $5 million in the prior year. The effective rate in the most recent period was 5.5% versus 14.4% in the prior year, which included a temporary surcharge of 10%. The decline in the export tax rate was partially offset by higher prices and shipments from the Eastern sawmills to the United States. As to the two B.C. sawmills, the Company incurred $3 million of export taxes in the first nine-months of the current year. This compares to $5 million in the nine-month period a year ago. The decrease was due solely to the shorter ownership period, as export tax rates were 15% in both years.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

The Forest Products segment generated an operating loss of $10 million, as compared to an operating loss of $52 million in the prior year period. In addition to the previously noted improvement in adjusted EBITDA, the sale of the B.C. sawmills and the hardwood flooring operations led to lower depreciation expense. During the nine-month period ended June 2012, the Company recorded a gain of $24 million related to the sale of the B.C. sawmills. The Company sold its Toronto, Ontario, flooring plant and concurrently closed its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million. In the prior year period, the segment recorded a charge of $2 million relating to the permanent closure of the Taschereau, Quebec, sawmill. The charge was for severance and other closure costs. The Company also absorbed a charge of $1 million related to severance payments at an idled planer in Cranbrook, B.C. prior to the sale at the end of March 2012.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – SPECIALTY CELLULOSE AND CHEMICAL PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales - Pulp (1)	443	421	(22)
Sales - Chemicals	70	74	4
	513	495	(18)

Freight and other deductions	49	50	(1)
Cost of sales (1)	336	354	(18)
SG&A	18	15	3
Adjusted EBITDA	110	76	(34)
Depreciation and amortization	14	14	-
Operating earnings	96	62	(34)

Shipments
Specialty cellulose pulp (000's tonnes)	199	192	(7)
Chemical pulp (000's tonnes)	178	147	(31)
Internal (000's tonnes)	7	15	8
Total	384	354	(30)

Reference Prices
NBSK - delivered China (US $ per tonne)	871	697	(174)
NBSK - delivered U.S. (US $ per tonne)	987	897	(90)
(1) Includes intersegment sales eliminated on consolidation

The Specialty Cellulose and Chemical Pulp segment generated adjusted EBITDA of $76 million on sales of $495 million. This compares to adjusted EBITDA of $110 million on sales of $513 million in the year ago period. The $22 million decrease in pulp sales was due to lower prices and volumes of chemical pulp and lower prices for viscose grade pulp, partially offset by higher prices for specialty grades.

The specialty cellulose market conditions were generally favourable in the most recent nine-month period. An increase in specialty grade prices was partially offset by a decline in viscose grade prices. Overall, prices were up by an average $120 per tonne, increasing adjusted EBITDA by $23 million. Specialty cellulose shipments were equal to 83% of capacity as compared to 85% in the year ago period. Total costs increased by $23 million, primarily for chemicals, supplies and fiber. The Company’s strategy to produce more specialty grades has contributed to the increase in costs. Overall, adjusted EBITDA was unchanged.

Market conditions for NBSK pulp were significantly weaker during the most recent period. The benchmark price (delivered China) declined by US $174 per tonne. With a weaker Canadian dollar and a higher sales mix factor providing a partial offset, the net effect was a reduction in adjusted EBITDA of $18 million or $111 per tonne. NBSK shipments were equal to 80% of capacity as compared to 92% in the year ago period. The most recent period included 17 days of unplanned downtime due to problems with the mill’s recovery boiler, removing approximately 12,200 tonnes of production. In the prior year period, the mill had incurred nine days of planned maintenance downtime, reducing production by 6,400 tonnes. The lower productivity combined with higher fiber, chemical and supply costs, increased mill costs by $9 million. Lower shipments also reduced adjusted EBITDA, which declined by $30 million in total from the year ago nine-month period.

The Specialty Cellulose and Chemical Pulp segment generated operating earnings of $62 million compared to operating earnings of $96 million in the comparable nine-month period of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – HIGH-YIELD PULP

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales (1)	302	252	(50)

Freight and other deductions	62	54	8
Cost of sales (1)	233	213	20
SG&A	2	5	(3)
Adjusted EBITDA	5	(20)	(25)
Depreciation and amortization	8	10	(2)
Operating loss	(3)	(30)	(27)

Shipments
External (000's tonnes)	487	416	(71)
Internal (000's tonnes)	43	43	-
Total	530	459	(71)

Reference Prices
BEK - delivered China (US $ per tonne)	749	606	(143)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative adjusted EBITDA of $20 million on sales of $252 million. This compares to adjusted EBITDA of $5 million on sales of $302 million in the year ago period. The $50 million decrease in sales was caused by lower shipments and prices.

Market conditions for high-yield pulp were weaker than the comparable period a year ago. The US $ reference price for BEK decreased by US $143 per tonne compared to the prior year period. However, the drop in US $ pricing for high-yield pulp was much less pronounced as prices had previously experienced significant declines. Currency was slightly favourable as the Canadian dollar averaged US $0.989, a 2.2% decrease from US $1.011 in the prior year period. Overall, lower high-yield pulp prices reduced adjusted EBITDA by $11 million or $24 per tonne. High-yield pulp shipments were equal to 76% of capacity as compared to 88% in the prior year period. During the most recent nine-month period, weak market conditions led to 32,800 tonnes of market related downtime and 15,200 tonnes of maintenance downtime. In the comparable period a year ago, the Company incurred 5,000 tonnes of maintenance downtime and 30,100 tonnes of downtime related to a labour strike at the Matane, Quebec, facility. The lower productivity combined with higher fiber, chemical and energy costs increased mill costs by $11 million.

The High-Yield Pulp segment generated an operating loss of $30 million compared to an operating loss of $3 million in the comparable period of the prior year. The previously noted decrease in adjusted EBITDA accounted for the decline in operating results.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – PAPER

	June	June
	2011	2012	Variance
Financial ($ millions)
Sales	255	250	(5)

Freight and other deductions	34	33	1
Cost of sales	190	185	5
SG&A	8	9	(1)
Adjusted EBITDA	23	23	-
Depreciation and amortization	2	1	1
Operating earnings	21	22	1

Shipments
Coated bleached board (000's tonnes)	121	121	-
Newsprint (000's tonnes)	175	160	(15)
Total	296	281	(15)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,137	(13)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	640	-

The Paper segment generated adjusted EBITDA of $23 million on sales of $250 million. This compares to adjusted EBITDA of $23 million on sales of $255 million in the same period a year ago. The $5 million decrease in sales results primarily from lower newsprint shipments, partially offset by higher prices.

In terms of markets, coated bleached board weakened slightly while newsprint remained stable despite lower North American demand statistics. The US $ reference price for coated bleached board declined by US $13 per short ton while the reference price for newsprint was unchanged. Currency was favourable as the Canadian dollar averaged $0.989, a 2.2% decrease from US $1.011 in the prior year period. The combined effect was an increase in adjusted EBITDA of $6 million due to selling prices. Coated bleached board shipments were equal to 90% of capacity, unchanged from the prior year period. Newsprint shipment to capacity was 89% compared to 97% in the prior year period. Total delivered cash costs increased by $4 million from the year ago period, primarily for chemicals and freight.

The Paper segment generated operating earnings of $22 million compared to operating earnings of $21 million in the prior year period. Lower depreciation expense led to the improvement in operating earnings.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

SEGMENT RESULTS – CORPORATE

	June	June
	2011	2012
Financial ($ millions)
General and administrative expenses	14	14
Share-based compensation	8	-
Other items:
Custodial - idled facilities	5	9
Write-down of Temlam loan receivable	-	16
Gain on sale of minority equity interest	-	(4)
Gain on Tembec USA LLC filing	(4)	-
Gain on sale of Smooth Rock Falls hydro dam	(3)	-
Operating expenses	20	35

The Company recorded a nil expense for share-based compensation in the current period, compared to an $8 million charge in the year ago period. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $9 million in the most recent period, as compared to $5 million in the prior year period.

The June 2012 period includes a $16 million charge relating to the write-down of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fibre supply, the Company concluded that the restart of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale. The nine-month period ended June 2012 also includes a gain of $4 million relating to the sale of a minority equity interest in two dissolving pulp mills.

The prior year period includes a gain of $4 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The gain was generated by a reduction in the Company’s accrued benefit obligation. The period also included a gain of $3 million related to the sale of hydro-electric generating assets located in Smooth Rock Falls, Ontario.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2011	2012
Interest on debt	24	27
Interest income	-	(1)
Capitalized interest	-	(1)
Fees - new working capital facility	2	-
Foreign exchange items	4	-
Gain on derivatives	(1)	-
Change in fair value of warrants	(3)	-
Bank charges and other	2	2
	28	27

There were no significant interest variances. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the prior year period.

TRANSLATION OF FOREIGN DEBT

During the nine-month period ended June 2012, the Company did not record a gain or a loss on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.976.

During the nine-month period ended June 2011, the Company recorded a gain of $10 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $1.013.

INCOME TAXES

During the nine-month period ended June 2012, the Company recorded an income tax expense of $17 million on a loss before income taxes of $18 million. The income tax expense reflected a $22 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The nine-month period ended June 2012 absorbed $16 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The expense was also increased by $4 million due to higher statutory income tax rates in France.

During the nine-month period ended June 2011, the Company recorded an income tax expense of $12 million on earnings before income taxes of $24 million. The income tax expense reflected a $5 million unfavourable variance versus an anticipated tax expense of $7 million based on the Company’s effective tax rate of 27.8% . The nine-month period ended June 2011 absorbed a $3 million unfavourable change in valuation allowance. The expense was also increased by $4 million due to higher statutory income tax rates in France.

NINE MONTHS ENDED JUNE 2012 VS NINE MONTHS ENDED JUNE 2011

NET EARNINGS (LOSS)

The Company generated a net loss of $35 million or $0.35 per share for the nine-month period ended June 23, 2012, compared to net earnings of $12 million or $0.12 per share for the nine-month period ended June 25, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Nine months ended		Nine months ended
	June 25, 2011		June 23, 2012
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with IFRS	12	0.12	(35)	(0.35)
Specific items (after-tax):
Gain on translation of foreign debt	(8)	(0.08)	-	-
Gain on financial instruments	(1)	(0.01)	-	-
Gain on sale of B.C. sawmills	-	-	(18)	(0.18)
Loss on sale/closure of flooring assets	-	-	2	0.02
Write-down of Temlam loan receivable	-	-	14	0.14
Gain on sale of minority interest	-	-	(4)	(0.04)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill closure charge	1	0.01	-	-
Gain on Tembec USA LLC filing	(4)	(0.04)	-	-
Gain on sale of Smooth Rock Falls hydro dam	(2)	(0.02)	-	-
Costs for permanently idled facilities	4	0.04	6	0.06
Net earnings (loss) excluding specific items - not in accordance with IFRS	4	0.04	(35)	(0.35)

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Sept 10	(1)	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12
Sales	444		422	452	448	421	401	407	415
Adjusted EBITDA	36		12	34	33	19	12	2	27
Operating earnings (loss)	15		(3)	17	28	5	(2)	(3)	14
Net earnings (loss)	2		(11)	6	17	(17)	(16)	(14)	(5)
Basic and fully diluted net earnings (loss) per share ($)	0.02		(0.11)	0.06	0.17	(0.17)	(0.16)	(0.14)	(0.05)
(1) Not restated for IFRS

FINANCIAL POSITION

	($ millions)
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Cash flow from operations before working capital changes	3	21	27	13	2	(16)	16	-
Less:
Fixed asset additions	8	7	14	29	23	28	24	-
Interest on debt	8	8	8	8	8	9	10	-
Current income tax expense	1	-	-	7	3	4	2	-
Free cash flow (negative)	(14)	6	5	(31)	(32)	(57)	(20)	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first nine months of fiscal 2012 was $2 million, compared to $51 million from the same period a year ago. The decline in cash flow was due to lower adjusted EBITDA and income taxes paid relating to the French operations. After allowing for fixed asset additions of $75 million, interest on debt of $27 million and current income tax expense of $9 million, free cash flow in the first nine months of fiscal 2012 was negative $109 million compared to negative $3 million in the prior year period. In the first nine months of fiscal 2012, non-cash working capital items used $91 million. The majority of the increase in working capital was related to inventories and trade receivables.

Fixed Asset Additions

During the first nine months of fiscal 2012, fixed asset additions totalled $75 million compared to $29 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The high level of capital expenditures in the last three quarters relates to several relatively large capital projects.

FINANCIAL POSITION

The following table summarizes fiscal 2012 fixed asset additions by segment:

Quarter ended June 2012
$ millions	Quarter	Year-to-date
Forest Products	-	8
Specialty Cellulose and Chemical Pulp	21	55
High-Yield Pulp	1	6
Paper	1	5
Corporate	1	1
	24	75

In March 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulfite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50 megawatt electrical turbine. The boiler is scheduled to start-up in December 2013, followed by the turbine in May 2014. During the quarter, $15 million was spent on the project, bringing total cumulative expenditures to $31 million. It is currently estimated that the project will increase annual adjusted EBITDA by $40 million to $45 million once it becomes fully operational.

The Company has completed the installation of a new electrical turbine at the Tartas specialty cellulose mill at a total estimated cost of $21 million. During the quarter, $3 million was spent on the project, bringing total cumulative expenditures to $18 million. The remaining $3 million relates primarily to holdbacks that will be disbursed in the September 2012 quarter. The turbine was commissioned in the June 2012 quarter and will be fully operational in the September 2012 quarter. Current forecasts are that the turbine will increase mill adjusted EBITDA by $8 million per year.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits were to be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. The Company has now utilized its full allotment of credits.

Liquidity

At the end of June 2012, the Company had total cash (including cash held in trust) of $101 million plus unused operating lines of $55 million, for total liquidity of $156 million. At September 2011, the date of the last audited financial statements, the Company had net cash of $105 million and unused operating lines of $124 million. The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June
	2011	2011	2012	2012
Borrowing base	186	180	199	192
Less: availability reserve	(22)	(23)	(23)	(23)
Net availability	164	157	176	169

Outstanding letters of credit	(34)	(38)	(45)	(46)
Amount drawn	(6)	(48)	(69)	(68)
Unused amount	124	71	62	55

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in February 2016. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $8 million at the end of the June 2012 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12
Net debt / total capitalization	30%	32%	28%	27%	34%	37%	40%	-
Adjusted EBITDA / interest on indebtedness (times)	1.6	4.7	4.5	2.7	1.5	0.4	2.9	-

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. In February 2012, the Company issued a further US $50 million of senior secured notes with the same terms and conditions as the original US $255 million notes. These additional notes are not yet registered under relevant securities legislation. The Company has undertaken to file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to an offer to exchange the notes within a specified period. After registration, the new notes are expected to trade fungibly with the original US $255 million notes. The proceeds from the most recent offering are to be used for general corporate purposes, as additional liquidity to support the Company’s capital expenditure initiatives and to pay fees and expenses related to the issuance of the new notes. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles.

During the March 2012 quarter, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. As at the end of June 2012, the Company had not drawn on the facility.

Subsequent to the end of the June 2012 fiscal quarter, on June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly installments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The final $10 million tranche will be advanced in June 2013.

The two previously noted facilities will fund $105 million of the $190 million required to complete the Temiscaming specialty cellulose project.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “stable” outlook with respect to its ratings. S&P has a “negative” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at July 26, 2012, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 24, 2011).

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended June 23, 2012, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

SUBSEQUENT EVENT

Subsequent to the end of the June 2012 fiscal quarter, on June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly installments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The final $10 million tranche will be advanced in June 2013.

OUTLOOK

The June 2012 quarterly results were in line with expectations. The $25 million improvement in adjusted EBITDA was driven primarily by higher lumber and paper pulp prices. The full effect of the higher prices was more pronounced in the High-Yield Pulp segment, which reversed $8 million of previously recorded net realizable value inventory reserves. The reserves had been caused by the low prices experienced in the December 2011 and March 2012 quarters. The improvement in adjusted EBITDA would have been even greater if not for the significant amount of planned maintenance work completed at the Company’s two specialty pulp mills. Looking ahead, markets for specialty cellulose remain strong except for the viscose grades, where new supply is leading to lower prices. The Company’s strategy of focusing on specialty grades has proven to be the right one. Paper pulp markets are expected to remain challenging. Capacity expansions will likely mitigate and delay a recovery in prices. The Company has recently announced the indefinite idling of its 240,000 tonnes per year, Chetwynd, B.C., high-yield pulp mill later in September. We expect lumber prices to hold at their current level until the normal seasonal decline in the fall. The housing statistics in the United States point to a slow and gradual recovery and lumber pricing should follow a similar pattern. Markets for coated bleached board and newsprint should remain relatively stable over the near term. The Company will continue with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is a $190 million high-pressure boiler and turbine to be installed at the Temiscaming, Quebec, site that is scheduled to start-up in December 2013. The project will materially improve the mill’s cost structure and margins. A total of $31 million has been spent on the Temiscaming specialty cellulose project to the end of the June 2012 quarter. The Company has recently secured a further $30 million of project financing, attaining its target of $105 million of total project financing. The Company also has several other smaller capital projects, which are either in start-up mode or nearing completion. These projects will begin to positively impact adjusted EBITDA in the coming quarters.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2011				Fiscal 2012
		Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	-
Book value per share ($)		2.87	2.97	3.16	2.33	2.12	1.98	1.88	-
Foreign exchange:
1 C $ = US $	- average	0.986	1.014	1.033	1.023	0.977	0.998	0.991	-
	- period end	0.994	1.019	1.013	0.971	0.980	1.001	0.976	-
1 euro = US $	- average	1.359	1.367	1.438	1.418	1.350	1.309	1.286	-
	- period end	1.312	1.408	1.418	1.352	1.304	1.326	1.256	-
1 euro = C $	- average	1.378	1.348	1.392	1.386	1.382	1.312	1.298	-
	- period end	1.320	1.382	1.399	1.392	1.331	1.325	1.287	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Operating earnings (loss)	(3)	17	28	5	(2)	(3)	14	-
Depreciation and amortization	13	11	12	12	12	10	11	-
Other items	2	6	(7)	2	2	(5)	2	-
Adjusted EBITDA	12	34	33	19	12	2	27	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense, current income tax expense and net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, cash equivalents, and cash held in trust.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2011				Fiscal 2012
	Dec 10	Mar 11	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12	Sep 12
Long-term debt	263	258	260	271	269	314	318	-
Net unamortized financing costs	13	13	13	13	13	11	12	-
Current portion of long-term debt	17	17	17	18	18	19	16	-
Operating bank loans / Bank indebtedness	3	5	2	6	48	69	68	-
Less: total cash	(61)	(32)	(72)	(105)	(86)	(127)	(101)	-
Net debt	235	261	220	203	262	286	313	-
Other long-term liabilities and credits	266	264	249	303	292	282	277	-
Shareholders' equity	287	297	316	233	212	198	188	-
Total capitalization	788	822	785	739	766	766	778	-

Net debt to total capitalization ratio	30%	32%	28%	27%	34%	37%	40%	-

TEMBEC INC. CONSOLIDATED BALANCE SHEETS

(unaudited) (in millions of Canadian dollars)

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010

ASSETS
Current assets:
Cash and cash equivalents	$100	$99	$68
Cash held in trust	1	6	6
Trade and other receivables	185	182	209
Inventories (note 4)	272	261	255
Prepaid expenses	10	6	7
	568	554	545
Property, plant and equipment (note 5)	498	491	496
Biological assets (note 6)	4	4	7
Employee future benefits (note 10)	1	1	-
Other long-term receivables	12	28	28
Deferred tax assets (note 16)	6	15	27
	$1,089	$1,093	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans (note 7)	$68	$6	$1
Trade, other payables and accrued charges	219	246	233
Interest payable	1	8	3
Provisions (note 9)	2	8	5
Current portion of long-term debt (note 8)	16	18	17
	306	286	259

Long-term debt (note 8)	318	271	271
Provisions (note 9)	15	16	17
Employee future benefits (note 10)	260	285	248
Other long-term liabilities	2	2	8
	901	860	803
Shareholders' equity:
Share capital (note 11)	564	564	564
Deficit	(368)	(333)	(264)
Accumulated other comprehensive earnings (loss)	(8)	2	-
	188	233	300
	$1,089	$1,093	$1,103

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

Quarters and nine months ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars, unless otherwise noted)

	Quarters		Nine months
	2012	2011	2012	2011
Sales	$415	$448	$1,223	$1,322
Freight and other deductions	59	61	169	180
Lumber export taxes	1	3	6	10
Cost of sales (excluding depreciation and amortization) (note 13)	311	335	953	990
Selling, general and administrative (note 13)	18	18	54	55
Share-based compensation (note 11)	(1)	(2)	-	8
Depreciation and amortization	11	12	33	36
Other items (note 14)	2	(7)	(1)	1
Operating earnings	14	28	9	42

Interest, foreign exchange and other	7	4	27	28
Exchange loss (gain) on long-term debt	8	1	-	(10)
Net finance costs (note 15)	15	5	27	18
Earnings (loss) before income taxes	(1)	23	(18)	24

Income tax expense (note 16)	4	6	17	12
Net earnings (loss)	$(5)	$17	$(35)	$12

Basic and diluted net earnings (loss) in dollars per share (note 11)	$(0.05)	$0.17	$(0.35)	$0.12

TEMBEC INC. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

Quarters and nine months ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2012	2011	2012	2011
Net earnings (loss)	$(5)	$17	$(35)	$12

Other comprehensive earnings (loss):
Foreign currency translation differences for foreign operations	(5)	2	(10)	4

Total comprehensive earnings (loss)	$(10)	$19	$(45)	$16

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Quarters ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars)

June 23, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 24, 2012	$564	$(3)	$(363)	$198

Net loss for the period	-	-	(5)	(5)
Other comprehensive loss:
Foreign currency translation differences for foreign operations	-	(5)	-	(5)

Balance - end of period, June 23, 2012	$564	$(8)	$(368)	$188

June 25, 2011
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of period, March 26, 2011	$564	$2	$(269)	$297

Net earnings for the period	-	-	17	17
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	-	2	-	2

Balance - end of period, June 25, 2011	$564	$4	$(252)	$316

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Nine months ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars)

June 23, 2012
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 24, 2011	$564	$2	$(333)	$233

Net loss for the period	-	-	(35)	(35)
Other comprehensive loss:
Foreign currency translation differences for foreign operations	-	(10)	-	(10)

Balance - end of period, June 23, 2012	$564	$(8)	$(368)	$188

June 25, 2011
		Translation
	Share	of foreign		Shareholders'
	capital	operations	Deficit	equity
Balance - beginning of year, September 26, 2010	$564	$-	$(264)	$300

Net earnings for the period	-	-	12	12
Other comprehensive earnings:
Foreign currency translation differences for foreign operations	-	4	-	4

Balance - end of period, June 25, 2011	$564	$4	$(252)	$316

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. CONSOLIDATED STATEMENTS OF CASH FLOWS

Quarters and nine months ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars)

	Quarters		Nine months
	2012	2011	2012	2011
Cash flows from operating activities:
Net earnings (loss)	$(5)	$17	$(35)	$12
Adjustments for:
Depreciation and amortization	11	12	33	36
Net finance costs (note 15)	15	5	27	18
Income tax expense (note 16)	4	6	17	12
Income tax paid	(3)	-	(13)	-
Excess cash contributions over employee future benefits expense	(6)	(5)	(23)	(15)
Other	-	(8)	(4)	(12)
	16	27	2	51
Changes in non-cash working capital:
Trade and other receivables	(1)	3	(21)	14
Inventories	20	43	(49)	(11)
Prepaid expenses	(1)	1	(4)	(1)
Trade, other payables and accrued charges	(15)	(16)	(17)	(15)
	3	31	(91)	(13)
	19	58	(89)	38
Cash flows from investing activities:
Additions to property, plant and equipment	(24)	(14)	(75)	(29)
Proceeds from sale of net assets (note 14)	1	17	84	17
Other	3	(2)	6	-
	(20)	1	15	(12)
Cash flows from financing activities:
Change in operating bank loans	(1)	-	62	1
Cash held in trust	6	-	4	-
Increase in long-term debt	-	4	55	5
Repayments of long-term debt	(6)	(4)	(9)	(7)
Interest paid	(18)	(15)	(33)	(24)
Other	1	(1)	-	(3)
	(18)	(16)	79	(28)
	(19)	43	5	(2)
Foreign exchange loss on cash and cash equivalents held in foreign currencies	(1)	-	(4)	-
Net increase (decrease) in cash and cash equivalents	(20)	43	1	(2)

Cash and cash equivalents, beginning of period	120	23	99	68
Cash and cash equivalents, end of period	$100	$66	$100	$66

The accompanying notes are an integral part of these interim consolidated financial statements.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

(unaudited) (in millions of Canadian dollars)

The Forest Products segment consists primarily of forest and sawmills operations, which produce lumber and building materials. The Specialty Cellulose and Chemical Pulp segment consists primarily of manufacturing and marketing activities of specialty cellulose and chemical pulps including the transformation and sale of resins and pulp by-products. A significant portion of chemical product sales are related to by-products generated by the two specialty cellulose pulp mills. The High-Yield Pulp segment includes the manufacturing and marketing activities of high-yield pulps. The Paper segment consists primarily of production and sales of coated bleached board and newsprint. Intersegment transfers of wood chips, pulp and other services are recorded at transfer prices agreed to by the parties, which are intended to approximate fair market value. The basis of presentation and the accounting policies used in these business segments are the same as those described in notes 2 and 3.

The financial performance of each segment is measured based on earnings before interest, income taxes, depreciation and amortization, and other specific or non-recurring items (adjusted EBITDA). This measure is included in the internal reports that are reviewed by senior management. Segment adjusted EBITDA is used to measure performance as management believes that such information is the most relevant in evaluating financial results relative to other entities that operate within similar businesses. Net finance costs and income tax are not allocated to operating segments.

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Quarters ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars)

June 23, 2012
		Specialty
		Cellulose	High-
	Forest	& Chemical	Yield			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$72	$164	$93	$86	$-	$-	$415
Internal	14	3	8	-	4	(29)	-
	86	167	101	86	4	(29)	415
Freight and other deductions	8	19	21	11	-	-	59
Lumber export taxes	1	-	-	-	-	-	1
Cost of sales	76	124	73	63	4	(29)	311
Selling, general and administrative	3	6	2	3	4	-	18
Share-based compensation	-	-	-	-	(1)	-	(1)
Earnings (loss) before the following (adjusted EBITDA):	(2)	18	5	9	(3)	-	27
Depreciation and amortization	2	5	4	-	-	-	11
Other items	-	-	-	-	2	-	2
Operating earnings (loss)	$(4)	$13	$1	$9	$(5)	$-	$14
Additions to property, plant and equipment	$-	$21	$1	$1	$1	$-	$24
Total assets	$209	$518	$210	$120	$32	$-	$1,089

June 25, 2011
		Specialty
		Cellulose	High-
	Forest	& Chemical	Yield			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$91	$186	$86	$85	$-	$-	$448
Internal	22	2	7	-	2	(33)	-
	113	188	93	85	2	(33)	448
Freight and other deductions	12	17	20	12	-	-	61
Lumber export taxes	3	-	-	-	-	-	3
Cost of sales	111	119	76	60	2	(33)	335
Selling, general and administrative	4	6	1	3	4	-	18
Share-based compensation	-	-	-	-	(2)	-	(2)
Earnings (loss) before the following (adjusted EBITDA):	(17)	46	(4)	10	(2)	-	33
Depreciation and amortization	4	5	3	-	-	-	12
Other items	-	-	-	-	(7)	-	(7)
Operating earnings (loss)	$(21)	$41	$(7)	$10	$5	$-	$28
Additions to property, plant and equipment	$3	$10	$1	$-	$-	$-	$14
Total assets	$259	$451	$185	$129	$42	$-	$1,066

TEMBEC INC. BUSINESS SEGMENT INFORMATION

Nine months ended June 23, 2012 and June 25, 2011
(unaudited) (in millions of Canadian dollars)

June 23, 2012
		Specialty
		Cellulose	High-
	Forest	& Chemical	Yield			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$258	$485	$230	$250	$-	$-	$1,223
Internal	66	10	22	-	8	(106)	-
	324	495	252	250	8	(106)	1,223
Freight and other deductions	32	50	54	33	-	-	169
Lumber export taxes	6	-	-	-	-	-	6
Cost of sales	299	354	213	185	8	(106)	953
Selling, general and administrative	11	15	5	9	14	-	54
Share-based compensation	-	-	-	-	-	-	-
Earnings (loss) before the following (adjusted EBITDA):	(24)	76	(20)	23	(14)	-	41
Depreciation and amortization	8	14	10	1	-	-	33
Other items	(22)	-	-	-	21	-	(1)
Operating earnings (loss)	$(10)	$62	$(30)	$22	$(35)	$-	$9
Additions to property, plant and equipment	$8	$55	$6	$5	$1	$-	$75
Total assets	$209	$518	$210	$120	$32	$-	$1,089

June 25, 2011
		Specialty
		Cellulose	High-
	Forest	& Chemical	Yield			Consolidation
	Products	Pulp	Pulp	Paper	Corporate	adjustments	Consolidated
Sales:
External	$279	$507	$281	$255	$-	$-	$1,322
Internal	71	6	21	-	5	(103)	-
	350	513	302	255	5	(103)	1,322
Freight and other deductions	35	49	62	34	-	-	180
Lumber export taxes	10	-	-	-	-	-	10
Cost of sales	329	336	233	190	5	(103)	990
Selling, general and administrative	13	18	2	8	14	-	55
Share-based compensation	-	-	-	-	8	-	8
Earnings (loss) before the following (adjusted EBITDA):	(37)	110	5	23	(22)	-	79
Depreciation and amortization	12	14	8	2	-	-	36
Other items	3	-	-	-	(2)	-	1
Operating earnings (loss)	$(52)	$96	$(3)	$21	$(20)	$-	$42
Additions to property, plant and equipment	$6	$19	$2	$2	$-	$-	$29
Total assets	$259	$451	$185	$129	$42	$-	$1,066

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

1.	Reporting entity and nature of operations

Tembec Inc. (the “Corporation”) and its subsidiaries (collectively “Tembec” or the “Company”) operate an integrated forest products business.

The Corporation is incorporated and domiciled in Canada and listed on the Toronto Stock Exchange under the symbol TMB. The address of the Company's registered office is 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Quebec, Canada, H3B 1X9.

2.	Basis of presentation

Statement of compliance

Effective September 26, 2010, the Company fully adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as the basis for preparation of financial information and accounting.

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including International Accounting Standard (IAS) 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of IFRS. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s 2011 annual consolidated financial statements prepared under previous Canadian Generally Accepted Accounting Principles (GAAP) and in consideration of the IFRS transition disclosures included in notes 2, 3 and 20 to these unaudited interim consolidated financial statements.

An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 20. This note includes reconciliations of equity and total comprehensive income for prior periods reported under the previous Canadian GAAP to those reported for those periods under IFRS.

These unaudited interim consolidated financial statements were authorized for issue by the Board of Directors on July 26, 2012.

Basis of measurement

The interim consolidated financial statements have been prepared on the historical cost basis, except for the following items in the balance sheet:

the defined benefit liability is recognized as the net total of the present value of the defined benefit obligation less the fair value of the plan assets biological assets are measured at fair value less costs to sell liabilities for cash-settled share-based payment arrangements are measured at fair value determined in accordance with IFRS 2 embedded and freestanding derivative financial instruments are measured at fair value.

Functional and presentation currency

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. Management believes that the Canadian dollar best reflects the currency of the primary economic environment in which Tembec operates. All financial information presented has been rounded to the nearest million, unless otherwise noted.

Use of estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

2.	Basis of presentation (continued)

Use of estimates and judgements (continued)

Significant areas requiring the use of management estimates and critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim consolidated financial statements and that may result in material adjustments to the carrying amounts within the next fiscal year include the determination of the net realizable value of inventories, provisions, the utilization of tax losses, the measurement of defined benefit obligations and the valuation of pension and other future benefit plan assets.

Other areas requiring the use of management estimates include the determination of the value of biological assets, financial instruments, guarantees, commitments, and contingencies. It also includes collectability of accounts receivable, estimating the useful life and residual value of property, plant and equipment, as well as assessing the recoverability of property, plant and equipment, long-term receivables and deferred tax assets.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in the interim consolidated financial statements and in preparing the opening IFRS balance sheet at September 26, 2010, for the purposes of the transition to IFRS (the “Transition Date”).

Basis of consolidation

These interim consolidated financial statements include the accounts of the Company. Investments over which the Corporation has effective control are fully consolidated. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of each operation using exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency using the exchange rate at that date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency using the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Foreign currency differences arising on translation are recognized in profit or loss.

Foreign operations

The assets and liabilities of foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollars using the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using the average exchange rates during the reporting period.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the statement of earnings (loss) as part of the gain or loss on disposal.

Financial instruments

Non-derivative financial assets and liabilities

Cash and cash equivalents, trade and other receivables and long-term receivables are classified as loans and receivables, which is the Company’s only non-derivative financial asset. Operating bank loans, trade and other payables, interest payable and long-term debt are classified as other liabilities, which is the Company’s only non-derivative financial liability.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Financial instruments (continued)

Non-derivative financial assets and liabilities (continued)

The Company initially recognizes all financial assets and liabilities on the date that they are originated. Subsequent to initial recognition at fair value, the financial assets are accounted for on an amortized cost basis using the effective interest rate method. Subsequent to initial recognition at fair value plus any directly attributable transaction costs, the financial liabilities are accounted for on an amortized cost basis using the effective interest rate method.

Transaction costs incurred upon the issuance of debt instruments or modification of a financial liability are deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.

Derivative financial instruments

The Company manages, from time to time, its foreign exchange exposure on anticipated net cash inflows, principally U.S. dollars and euros, through the use of options and forward contracts.

The Company may, from time to time, manage its exposure to commodity price risk associated with sales of lumber, pulp and newsprint through the use of cash-settled hedge (swap) contracts. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

The Company does not currently apply hedge accounting.

The Company has also previously issued liability-classified derivatives over its own equity, all of which expired on February 29, 2012.

All derivatives are recognized initially at fair value. Attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for in “Net finance costs”.

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

Inventories

Finished goods, work-in-process, wood chips, logs, and other raw materials are valued at the lower of cost, determined on an average cost basis, and net realizable value. In the case of manufactured inventories and work-in-process, cost includes expenditure incurred in acquiring raw materials, production or conversion costs and other costs incurred in bringing the inventory to their existing location and conditions as well as an appropriate share of production overheads based on normal operating capacity. For all raw materials to be used in the production of finished goods, net realizable value is determined on an as-converted-to-finished-goods basis. Operating, maintenance and spare parts inventories are valued at lower of average cost and net realizable value.

Property, plant and equipment

Recognition and measurement

Property, plant and equipment are recorded at cost, after deducting investment tax credits and government assistance, less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquiring and bringing the assets to a working condition for their intended use. The Company capitalizes borrowing costs, which are directly attributable to the acquisition, construction or production of qualifying assets, unless development activities on these qualifying assets are suspended, in which case borrowing costs are expensed.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Property, plant and equipment (continued)

Subsequent costs

The cost of replacing a component of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. The costs of the day-to- day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset less its residual value. Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment.

The estimated useful lives of the current and comparative periods are as follows:

Assets	Period
Buildings	20 - 30 years
Production equipment:
Pulp and paper	20 - 30 years
Sawmill	10 - 15 years
Forest access roads	3 - 20 years

Assets under construction are recognized at cost and are not depreciated as the assets are not available for use. Repairs and maintenance as well as planned shutdown maintenance are charged to expense as incurred.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Biological assets

Standing timber on privately held forest land that is managed for timber production is characterized as a biological asset. Accordingly, on each balance sheet date, the biological asset is valued at its fair value less costs to sell with any change therein, as a result of growth, harvest and change in valuation assumptions recognized in net income (loss) for the period. Standing timber is transferred to inventory at its fair value less costs to sell at the date the logs are removed from the forest. Land under standing timber is measured at cost and included in property, plant and equipment.

Leased assets

Leases in terms of which the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases and the leased assets are not recognized in the Company’s balance sheet.

Impairment

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Impairment losses recognized in prior periods are assessed at each balance sheet date for any indication that the loss has decreased or no longer exists. For financial assets measured at amortized cost, the reversal is recognized in profit or loss.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Impairment (continued)

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than biological assets, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre- tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs reduce the carrying amounts of the assets in the unit that is subject to the impairment test on a pro rata basis.

An impairment loss recognized in prior periods is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

Environmental costs

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

Reforestation obligation

Forestry legislation in British Columbia requires the industry to assume the cost of reforestation on certain harvest licences. Accordingly, the Company records a liability for the costs of reforestation in the period in which the timber is harvested. In periods subsequent to the initial measurement, changes in the liability resulting from the passage of time and revisions to management’s estimates are recognized in net income as they occur.

Site restoration

In accordance with the Company’s published environmental policy and applicable legal requirements, a provision for site restoration in respect of contaminated land, and the related expense, is recognized when the land is contaminated.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed and formal restructuring plan, and the restructuring either has commenced or has been announced publicly. Future operating costs and losses are recognized on the same basis as if they arose independently of the restructuring.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Provisions (continued)

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Contingent liability

A contingent liability is a possible obligation that arises from past events and of which the existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not within the control of the Company, or a present obligation that arises from past events (and therefore exists), but is not recognized because it is not probable that a transfer or use of assets, provision of services or any other transfer of economic benefits will be required to settle the obligation, or the amount of the obligation cannot be estimated reliably.

Employee future benefits

Employee future benefits include pension plans and other future benefit plans. Other future benefit plans include post- retirement life insurance programs, healthcare and dental care benefits as well as certain post-employment benefits provided to disabled employees.

Defined contribution pension plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees.

Defined benefit pension plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a benefit to the Company, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Company. An economic benefit is available to the Company if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized in profit or loss on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognized immediately in the statement of earnings (loss).

The Company recognizes the current service cost in the employee future benefit costs. Interest cost and the expected return on plan assets are recognized in “Interest, foreign exchange and other”. The actuarial gains and losses arising from defined benefit plans are recognized in other comprehensive income.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Employee future benefits (continued)

Other future benefit plans

The Company’s net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Company’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in the statement of comprehensive earnings (loss) in the period in which they arise.

Other employee benefits

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under the short-term incentive plan if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Share-based compensation transactions

The Company uses the fair value based approach of accounting for all share options granted to its employees, whereby a compensation expense is recognized over the vesting period of the options, with a corresponding increase to contributed surplus. The Company bases the accruals of compensation cost on the best available estimate of the number of options that are expected to vest and revises that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates. Any consideration paid by plan participants in the exercise of share options or purchase of shares is credited to share capital. The contributed surplus component of share-based compensation is transferred to share capital upon the issuance of common shares.

Deferred Share Units (DSU) are recognized in compensation expense and accrued liabilities as they are awarded. DSUs are remeasured at each reporting period at fair value, until settlement.

Performance-Conditioned Restricted Share Units (PCRSU) and Performance-Conditioned Share Units (PCSU) are recognized in compensation expense and accrued liabilities when it is likely that the performance conditions attached to the unit will be met. Compensation cost is prorated based on the underlying service period and the liability is remeasured at each reporting period at fair value, until settlement.

Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

Sales

Sale of goods is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

Investment tax credit and government assistance

Amounts received resulting from government assistance programs, including grants and investment tax credits for scientific research and experimental development, are reflected as a reduction of the cost of the asset or expense to which they relate at the time the eligible expenditure is incurred. Government financial assistance is recorded when there is reasonable assurance that the Company will comply with relevant conditions. Investment tax credits are recognized when the Company has made the qualifying expenditures and there is reasonable assurance that the credits will be realized.

Finance costs and finance income

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions and the amortization of other related transactions costs. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses, as well as gain or loss on embedded and freestanding derivative instruments, are reported on a net basis as finance cost or finance income.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the balance sheet method, with respect to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Freight and other deductions

Freight associated with shipping products to customer and handling finished goods as well as discounts on prompt payment are included in Freight and other deductions in the Consolidated Statements of Earnings (Loss).

New standards and interpretation not yet adopted

IFRS 9 Financial Instruments

In November 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments (IFRS 9), and in October 2010, the IASB published amendments to IFRS 9 (IFRS 9 R).

IFRS 9 R supersedes IFRS 9 and is effective for annual periods beginning on or after January 1, 2015, with early adoption permitted. For annual periods beginning before January 1, 2015, either IFRS 9 or IFRS 9 R may be applied. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

3.	Significant accounting policies (continued)

New standards and interpretation not yet adopted (continued)

IFRS 13 Fair value measurement

In May 2011, the IASB issued the standard, IFRS 13, Fair Value Measurement. The new standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

Amendments to IAS 19 Employee Benefits

In June 2011, the IASB published an amended version of IAS 19, Employee Benefits. Adoption of the amendment is required for annual periods beginning on or after January 1, 2013, with early adoption permitted. The amendment is generally applied retrospectively with certain exceptions. The Company has not yet begun the process of assessing the impact that the new standard will have on its financial statements or whether to early adopt the new requirement.

4.	Inventories

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
Finished goods	$132	$112	$111
Logs and wood chips	57	66	64
Supplies and materials	83	83	80
	$272	$261	$255

Inventories carried at net realizable value	$36	$32	$30

During the nine-month periods ended in June 2012 and 2011, cost of sales consists primarily of inventories recognized as an expense. Inventories at June 23, 2012, were written down by $4 million (September 24, 2011 - $4 million; September 26, 2010 - $4 million) to reflect net realizable value being lower than cost. The write-down and reversal are included in cost of sales.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

5.	Property, plant and equipment

			Production equipment		Forest	Assets
			Pulp and		access	under
	Land	Buildings	Paper	Sawmill	roads	construction	Total
Cost
Balance, September 26, 2010	$12	$77	$440	$90	$11	$11	$641
Additions	-	2	21	3	6	26	58
Disposals	-	-	(21)	(1)	-	-	(22)
Balance, September 24, 2011	12	79	440	92	17	37	677
Additions	-	1	39	5	1	31	77
Disposals	(1)	(4)	(2)	(30)	(12)	(4)	(53)
Effect of movements in exchange rates	-	(1)	(6)	-	-	(1)	(8)
Balance, June 23, 2012	$11	$75	$471	$67	$6	$63	$693
Depreciation
Balance, September 26, 2010	$-	$14	$81	$50	$-	$-	$145
Depreciation	-	5	31	11	1	-	48
Disposals	-	-	(7)	-	-	-	(7)
Balance, September 24, 2011	-	19	105	61	1	-	186
Depreciation	-	4	22	7	-	-	33
Disposals	-	(2)	(1)	(20)	-	-	(23)
Effect of movements in exchange rate	-	-	(1)	-	-	-	(1)
Balance, June 23, 2012	$-	$21	$125	$48	$1	$-	$195
Carrying amounts
At September 26, 2010	$12	$63	$359	$40	$11	$11	$496
At September 24, 2011	$12	$60	$335	$31	$16	$37	$491
At June 23, 2012	$11	$54	$346	$19	$5	$63	$498

As at the end of June 2012, assets under construction include $31 million of the $190 million capital investment to upgrade the specialty cellulose manufacturing facility at Temiscaming, Quebec.

6.	Biological assets

The Company’s private timberlands are classified as a growing forest, with the standing timber defined and recognized as a biological asset at fair value less costs to sell at each reporting date, with the underlying land being considered a component of property, plant and equipment and recognized at cost (note 5).

Balance, September 26, 2010			$7
Harvested timber transferred to inventories			(1)
Change in fair value less costs to sell			(2)
Balance, September 24, 2011			$4

Balance, June 23, 2012			$4

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
Current	$-	$-	$-
Non-current	4	4	7
	$4	$4	$7

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

6.	Biological assets (continued)

The valuation of the standing timber is established by calculating the present value of the difference in total harvesting costs between standing timber on the Company's private land and standing timber on the Company's Crown tenures. The discount rate has been estimated by management with reference to what market participants would expect the asset to generate in its most relevant market. The valuation of standing timber was carried out using a consistent methodology for establishing fair value less costs to sell, including the following significant assumptions:

harvestable volumes have been determined as the estimated future volume and current standing volume to be harvested over the sustainable life of the privately held timberlands. The harvestable volume of standing timber is based on the net planted area, estimated growth rates, estimated yield per hectare and expected sustainable harvest management practices;

the difference in harvesting cost between standing timber on the Company's private land and standing timber on the Company's Crown tenures is primarily related to stumpage and road credits;

all price and cost assumptions were assessed in real dollars without the estimate of inflation;

cash flows were made for the coming 25 years, which is regarded as the harvesting cycle of the forest; and

the valuation assumes the continuation of existing practices with regard to silviculture and harvesting.

7.	Operating bank loans

On March 4, 2011, the Company entered into a new $200 million asset-based revolving five-year working capital facility expiring in February 2016. The new facility effectively replaced the prior $205 million revolving working capital facility that was due to expire in December 2011. The new facility has a first priority charge over the receivables and inventories of the Company’s Canadian operations. As at June 23, 2012, the amount available, based on eligible receivables and inventories, was $150 million of which $65 million was drawn and $46 million was reserved for letters of credit. Interest is calculated based either on the BA Rate, the LIBOR, the Canadian Prime Rate or the U.S. Base Rate, as the case may be, plus an applicable margin.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. At the end of June 2012, the amount available was $19 million, of which $16 million was unused.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 17.

8.	Long-term debt

This note provides information about the contractual terms of the Company’s long-term interest-bearing loans and borrowings, which are measured at amortized cost.

		June 23,	Sept. 24,	Sept. 26,
	Maturity	2012	2011	2010
Tembec Inc. - 6% unsecured notes	09/2012	$1	$5	$9
Tembec Industries Inc. - US $305 million (September 24, 2011 and September 26, 2010 - US $255 million), 11.25% senior secured notes	12/2018	313	262	261
Tembec French operations	Various	22	25	21
Kirkland Lake Engineered Wood Products Inc.	Various	8	8	8
Other	Various	2	2	2
		$346	$302	$301
Less current portion		16	18	17
Less net unamortized financing costs		12	13	13
		$318	$271	$271

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

8.	Long-term debt (continued)

On February 23, 2012, the Company completed an add-on offering of US $50 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The add-on offering notes were offered as additional notes under the indenture dated as of August 17, 2010, pursuant to which the Company had previously issued US $255 million in aggregate principal amount of 11.25% senior secured notes due December 15, 2018. The notes are senior obligations secured by a first priority lien on certain of the property and assets of the Company and the guarantors of the notes, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The notes are guaranteed by the Company and certain of its subsidiaries.

The notes will be treated as a single series with, and have the same terms as, the previously issued notes except that the add-on offering notes have registration rights and are subject to restrictions on transfer. After registration, the add-on offering notes are expected to trade fungibly with the previously issued notes.

The previously issued notes were issued following an exchange offer and registration with the Securities and Exchange Commission (SEC) completed on March 31, 2011. The Company entered into a registration rights agreement with the initial purchasers of the add-on offering notes to register with SEC within 270 calendar days after the original issue date, new notes having substantially identical terms as the add-on offering notes. In addition, the Company must maintain their registration with the SEC throughout the life of the notes. If the obligations under the registration rights agreement are not satisfied, the Company will be required to pay additional interest to the holders of the notes up to a maximum annual amount of US $3 million.

The Company’s credit agreements contain covenants that could in certain circumstances restrict the ability of the Company to incur or guarantee additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions.

The Company’s exposure to interest rate risk, foreign currency and liquidity risk is disclosed in note 17.

9.	Provisions

	Site restoration	Reforestation		Total
	obligations	obligation	Others	provisions

Balance, beginning of year, September 26, 2010	$4	$13	$5	$22
Provisions made during the year	-	5	-	5
Unwind of discount	-	1	-	1
Provisions used during the year	-	(4)	-	(4)
Balance, end of year, September 24, 2011	4	15	5	24
Provisions made during the period	6	3	-	9
Sale of B.C. Sawmills (note 14)	-	(16)	-	(16)
Balance, end of period, June 23, 2012	$10	$2	$5	$17

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
Current	$2	$8	$5
Non-current	15	16	17
	$17	$24	$22

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

9.	Provisions (continued)

Site restoration obligations

The nine-month period ended June 23, 2012, includes a charge of $4 million relating to the Marathon, Ontario, NBSK pulp mill site. An agreement was reached with the Province of Ontario and other implicated parties as to future remediation work. As part of the settlement, the Company received $2 million from a previous owner and agreed to carry out remediation work totalling approximately $6 million over the next several years.

In accordance with Canadian law, land fill sites have a predetermined life and must be restored to their original condition at the end of their life. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that the land fill sites will be restored using technology and materials that are currently available. The Company has been provided with a range of reasonably possible outcomes of the total cost, reflecting different assumptions about changes in technology and pricing of the individual components of the cost. The restoration is expected to occur over the next thirty years.

Reforestation

In accordance with British Columbia law, the Company has an obligation to perform certain reforestation activities during the period of 12 to 15 years following the harvest. Because of the long-term nature of the liability, the biggest uncertainty in estimating the provision is the costs that will be incurred. In particular, the Company has assumed that current reforestation practice will continue to meet government policy, that adequate forest fire protection is in place, that suitable external funding will be made available to manage incremental forest pests and disease issues and that government policy with respect to reforestation will not change materially. The provision includes reforestation of different harvested areas, which are at different stages in the reforestation process. On March 23, 2012, the Company sold its British Columbia sawmills and, as part of the agreement, the buyer assumed the related reforestation obligations for an amount of $16 million.

10.	Employee future benefits

Defined contribution pension plans

The Company contributes to defined contribution pension plans, provincial and labour sponsored pension plans, group registered retirement savings plans, deferred profit sharing plans, and 401(k) plans.

Defined benefit pension plans

The Company has several defined benefit pension plans. Non-unionized employees in Canada joining the Company after January 1, 2000, participate in defined contribution pension plans. Some of the defined benefit pension plans are contributory. The pension expense and the obligation related to the defined benefit pension plans are actuarially determined using management’s most probable assumptions.

Other future benefit plans

The Company offers post-retirement life insurance, healthcare and dental care plans to some of its retirees. The Company offers post-employment healthcare and dental care plans to disabled employees. The Company also assumes post-employment life insurance coverage of some of its disabled employees.

The post-retirement and post-employment benefit expenses and the obligations related to other future benefit plans are actuarially determined using management’s most probable assumptions.

Actuarial valuations of these plans for accounting purposes are conducted on a triennial basis unless there are significant changes affecting the plans. The latest actuarial valuations were conducted as at January 1, 2010 or May 1, 2009.

The post-retirement and post-employment benefit plans are unfunded.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Employee future benefits (continued)

Company contributions

Total cash payments for employee future benefits consist of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded benefit plans and cash contributed to its defined contribution plans including multi-employer pension plans. For the nine-month period ended June 23, 2012, the Company contributions were $38 million (nine-month period ended June 25, 2011 - $32 million and year ended September 24, 2011 - $44 million).

Description of fund assets

The assets of the registered defined benefit pension plans are held by an independent trustee and accounted for separately in the Company’s pension funds. Based on the fair value of assets held at September 24, 2011, the defined benefit pension plan assets were comprised of 3% (2% in 2010) in cash and short-term investments, 5% (5% in 2010) in real estate, 48% (46% in 2010) in bonds and 44% (47% in 2010) in Canadian, U.S. and foreign equity.

Funding policy

The Company’s funding policy for registered defined benefit pension plans is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Actuarial valuations for funding purposes are conducted on a triennial basis, unless required earlier by pension legislation or as deemed appropriate by management from time to time. The latest funding actuarial valuations were conducted for two plans on January 1, 2011, 10 plans on December 31, 2010, one plan on December 31, 2009, and three plans on December 31, 2008.

Investment policy

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector and company. The Corporate Governance and Human Resources Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by world-wide investment markets. Investment managers may deviate from these targets to the extent permitted by the investment policy. Their performance is evaluated in relation to the market performance on the target mix.

Information about the Company’s defined benefit plans in aggregate

The following tables present the difference between the fair value of plan assets and the actuarially determined accrued benefit obligation as at September 24, 2011, for defined benefit plans. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

Reconciliation of funded status for defined benefit plans:

Year ended September 24, 2011
	Pension plans	Other benefit plans
Fair value of plan assets	$618	$-
Accrued benefit obligation	(820)	(42)
Plan deficit	(202)	(42)

Defined benefit obligation, unfunded plans	(37)	-
Liability arising from minimum funding requirement	(3)	-
Net benefit liability	$(242)	$(42)

During fiscal 2011, significant lump sum payments to employees were paid from the Pine Falls and Taschereau pension plans having for effect of reducing benefit obligations (obligations being settled) by $4 million and benefit plan assets (settlement payments) by $3 million.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate (continued)

The following tables present the change in the accrued benefit obligation for the defined benefit plans as calculated by independent actuaries and the change in the fair value of plan assets:

Change in accrued benefit obligations for defined benefit plans:

Year ended September 24, 2011
	Pension plans	Other benefit plans
Accrued benefit obligation, September 26, 2010	$812	$47
Current service cost	8	1
Interest cost	39	2
Employee contributions	2	-
Benefits paid	(46)	(2)
Actuarial loss (gain)	41	(2)
Foreign exchange rate changes and other adjusments	1	-
Decrease in obligation due to curtailment	-	(4)
Accrued benefit obligation, September 24, 2011	$857	$42

Change in fair value of plan assets for defined benefit plans:

Year ended September 24, 2011
	Pension plans	Other benefit plans

Fair value of defined benefit plan assets, September 26, 2010	$617	$-
Expected return on plan assets	40	-
Actuarial gain	(27)	-
Employer contributions	32	2
Employee contributions	2	-
Benefits paid	(46)	(2)
Fair value of defined benefit plan assets, September 24, 2011	$618	$-

Amounts recognized in the consolidated balance sheets for defined benefit plans:

	Pension plans			Other benefit plans
	June 23,	Sept. 24,	Sept. 26,	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010	2012	2011	2010
Accrued benefit assets	$1	$1	$-	$-	$-	$-
Accrued benefit liability	(216)	(243)	(201)	(44)	(42)	(47)
Net benefit liability	$(215)	$(242)	$(201)	$(44)	$(42)	$(47)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

10.	Employee future benefits (continued)

Information about the Company’s defined benefit plans in aggregate (continued)

The following table presents the Company’s employee future benefit costs:

	Quarters		Nine months
	2012	2011	2012	2011
Defined benefit pension plans	$3	$4	$7	$9
Other future benefit plans	-	-	1	1
Defined contribution and other retirement plans	2	3	7	8
	$5	$7	$15	$18

Assumptions

Significant assumptions for defined benefit pension plans (weighted average):

	Sept. 24,	Sept. 26,
	2011	2010
Accrued benefit obligation at end of year:
Discount rate	4.42%	4.87%
Rate of compensation increase	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	4.87%	n/a
Rate of compensation increase	2.50%	n/a
Expected long-term return on assets	6.53%	n/a

Significant assumptions for other future benefit plans (weighted average):

	Sept. 24,	Sept. 26,
	2011	2010
Accrued benefit obligation at end of year:
Discount rate	4.25%	4.75%
Rate of compensation increase	2.50%	2.50%

Net periodic benefit cost for the year:
Discount rate	4.75%	n/a
Rate of compensation increase	2.50%	n/a

Assumed healthcare cost trend rate at end of year:
Initial healthcare cost trend	7.50%	8.00%
Annual rate of decline in trend rate	0.50%	0.50%
Ultimate healthcare cost trend rate	5.00%	5.00%

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Share capital

Authorized

Unlimited number of common voting shares, without par value.

Unlimited number of non-voting Class A preferred shares issuable in series without par value, with other attributes to be determined at time of issuance.

11,111,111 warrants convertible in equal amount of common shares that expired on February 29, 2012.

Issued and fully paid

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
100,000,000 common shares	$564	$564	$564
Nil warrants (September 24, 2011 and September 26, 2010 - 11,093,943) (included in other long-term liabilities)	$-	$-	$5

Net earnings (loss) per share

The following table provides the reconciliation between basic and diluted net earnings (loss) per share:

	Quarters		Nine months
	2012	2011	2012	2011
Net earnings (loss)	$(5)	$17	$(35)	$12
Weighted average number of common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Dilutive effect of employees share options and warrants	-	-	-	-
Weighted averaged number of diluted common shares outstanding	100,000,000	100,000,000	100,000,000	100,000,000
Basic and diluted net earnings (loss) in dollars per share	$(0.05)	$0.17	$(0.35)	$0.12

The warrants and employees share options had no dilutive effect for the above periods; however, these securities could potentially dilute earnings per share in future periods.

Share-based compensation

Under the prior Long-Term Incentive Plan, the Company had, from time to time, granted options to its employees. The plan provided for the issuance of common shares at an exercise price equal to the market price of the Company’s common shares on the date of the grant. These options vest over a five-year period and expire ten years from the date of issue.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

11.	Share capital (continued)

Share-based compensation (continued)

The following table summarizes the changes in options outstanding and the impact on weighted average per share exercise price during the period:

June 23, 2012
		Weighted average
	Options	exercise price
Balance, beginning of year, September 24, 2011	122,020	$75.01
Options cancelled	4,905	180.31
Balance, end of period, December 24, 2011	117,115	$70.60
Options cancelled	8,857	108.81
Balance, end of period, March 24, 2012	108,258	$67.48
Options cancelled	584	248.29
Balance, end of period, June 23, 2012	107,674	$66.50

Of the total 14,346 options cancelled, 5,791 expired and 8,555 were forfeited.

During fiscal 2009, the Company established a Performance-Conditioned Restricted Share Units (PCRSU) plan for designated senior executives. During the December 2011 quarter, 880,968 PCRSUs were forfeited as performance conditions attached to it were not achieved, and the remaining 1,143,039 PCRSUs were paid for a total consideration of $3 million. There are no PCRSUs outstanding and this plan was terminated.

On November 17, 2010, under the Directors’ Share Award plan, non-executive members of the Board were granted 655,175 Deferred Share Units (DSU), and on January 27, 2011, 95,824 additional DSUs were granted. These DSUs are vesting in three equal amounts over the next three Annual General Shareholders' meetings beginning on January 27, 2011.

On November 15, 2011, the Board approved the establishment of a Performance-Conditioned Share Unit (PCSU) plan. Under the PCSU plan, designated senior executives will be granted a specified number of DSUs or PCSUs annually, which vest over successive three-year periods, based on total shareholder return over the performance period as determined relative to a peer group and the increase in value of the Company’s weighted average share price over the performance period. On January 26, 2012, 373,147 DSUs were granted of which 5,564 were forfeited during the June 2012 quarter.

The following table summarizes the details of share-based compensation expenses relating to its different plans:

	Quarters		Nine months
	2012	2011	2012	2011
Performance-conditioned restricted share unit plan	$-	$(1)	$-	$6
Directors' share award plan	(1)	(1)	-	2
Performance-conditioned share unit plan	-	-	-	-
	$(1)	$(2)	$-	$8

12.	Commitments

On March 16, 2012, the Company announced a $190 million capital investment to upgrade its specialty cellulose manufacturing facility at Temiscaming, Québec. The project involves the replacement of three old boilers with a new high-pressure boiler designed to burn waste sulfite liquor, a co-product of the specialty cellulose manufacturing process, producing steam for use at the facility. The project also calls for the installation of a new electrical turbine that will increase the Temiscaming facility's electricity production capacity from its current 10 megawatts to 60 megawatts. As at the end of June 2012, the Company had incurred $31 million of capital expenditures for this project and had $45 million of outstanding commitments.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

12.	Commitments (continued)

The Company has entered into a 25-year power purchase contract with Hydro-Québec that will allow the Company to sell to Hydro-Québec up to 50 megawatts of the incremental electricity generated by the new turbine at green energy rates of $106 per MW/hour, indexed to the consumer price index.

In connection with the project, the Company entered into the following term loan facilities to assist with the financing:

a $75 million term loan facility, bearing interest at 5.5%. The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan will be secured by the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of the Corporation at a price of $7 per share. As at the end of June 2012, the Company has not drawn on the facility.

a $30 million term loan facility that was completed subsequent to the end of the June 2012 quarter. Details related to this new facility are disclosed in note 19.

13.	Analysis of expenses by nature

	Quarters		Nine months
	2012	2011	2012	2011
Wages and salaries	$64	$68	$205	$205
Employee benefits expense	24	25	73	81
Raw materials and other manufacturing costs	214	213	759	756
Changes in inventories	21	43	(48)	(11)
Other expenses	6	4	18	14
	$329	$353	$1,007	$1,045

Cost of sales	$311	$335	$953	$990
Selling, general and administration	18	18	54	55
	$329	$353	$1,007	$1,045

14.	Other items

The following table provides a summary of the other items by business segment of the Company:

	Quarters		Nine months
	2012	2011	2012	2011
Forest Products:
Gain on sale of B.C. sawmills	$-	$-	$(24)	$-
Loss on sale/closure of hardwood flooring plants	-	-	2	-
Cranbrook planer mill closure charge	-	-	-	1
Taschereau sawmill closure charge	-	-	-	2
	-	-	(22)	3
Corporate:
Write-down of Temlam loan receivable	-	-	16	-
Costs for permanently idled facilities	2	-	9	5
Gain on sale of minority equity investment	-	-	(4)	-
Gain on sale of Smooth Rock Falls, Ontario, assets	-	(3)	-	(3)
Gain on deconsolidation of Tembec USA LLC	-	(4)	-	(4)
	2	(7)	21	(2)
Other items	$2	$(7)	$(1)	$1

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

14.	Other items (continued)

2012

During the June 2012 quarter, the Company recorded a charge of $2 million relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. For the nine-month period ended June 23, 2012, these charges amount to $9 million.

On March 23, 2012, the Company sold its British Columbia Southern Interior wood products assets for proceeds of $66 million. The sale includes the Elko and Canal Flats sawmills and approximately 1.1 million cubic meters of combined Crown tenures, private land and contract annual allowable cut. As a result of the sale, the Company recorded a gain of $24 million in the March 2012 quarter. The following table provides information related to Balance Sheet items of the two sawmills at the time of sale:

Current assets	$35
Long-term assets	28
Current liabilities	(10)
Long-term reforestation obligations	(9)
Employee future benefits and other	(2)
$42

During the March 2012 quarter, the Company recorded a write-down of $16 million of the loan receivable from Temlam Inc. The latter is currently under creditor protection and owns an idled laminated veneer lumber (LVL) facility located in Amos, Quebec. The Company has a 50% secured interest in the facility. The cutting rights that were previously attached to the LVL facility were granted to another company. In the absence of a guaranteed fiber supply, the Company has concluded that the re-start of the facility is unlikely and has adjusted its carrying value to the amount anticipated to be realized upon liquidation or sale.

On December 22, 2011, the Company recorded a gain of $4 million relating to the sale of a minority equity position in two dissolving pulp mills located in the Province of New Brunswick.

On November 25, 2011, the Company sold its Toronto, Ontario, flooring plant for proceeds of $13 million. Concurrently, the Company also announced the closure of its Huntsville, Ontario, hardwood flooring plant. The sale of the Toronto plant and the closure of the Huntsville plant resulted in a charge of $2 million that has been recorded in the December 2011 quarter.

2011

During the June 2011 quarter, the Company finalized the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario, and recorded a pre-tax gain of $3 million. Total consideration for the assets, which had a capacity of 7.4 megawatts, was $16 million paid in cash.

During the June 2011 quarter, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company determined that it no longer exercised control over this investment. The Company recorded a gain of $4 million relating to the deconsolidation of this subsidiary, arising primarily from the reduction in its consolidated accrued benefit obligation.

During the June 2011 quarter, the Company recorded a negligible amount relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs. For the nine-month period ended June 25, 2011, these charges amount to $5 million.

During the March 2011 quarter, the Company announced the permanent closure of the Taschereau, Quebec sawmill. The facility had been idled since October 2009. The Company recorded a charge of $2 million relating to severance and other items.

During the March 2011 quarter, the Company recorded a charge of $1 million for severance relating to the Cranbrook, British Columbia planer mill operation. The mill has been indefinitely idled since November 2007.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

15.	Net finance costs

	Quarters		Nine months
	2012	2011	2012	2011
Finance costs:
Interest on long-term debt	$10	$8	$26	$24
Interest on short-term debt	-	-	1	-
Bank charges and other financing expenses	-	1	2	4
Net foreign exchange loss, excluding exchange on long-term debt	-	-	-	4
Exchange loss on long-term debt	8	1	-	-
Interest capitalized on construction projects	-	-	(1)	-
	$18	$10	$28	$32
Finance income:
Exchange gain on long-term debt	$-	$-	$-	$(10)
Net change in fair value of warrants (note 11)	-	(3)	-	(3)
Net foreign exchange gain, excluding exchange on long-term debt	(2)	(1)	-	-
Derivative financial instruments	-	(1)	-	(1)
Interest income	(1)	-	(1)	-
	$(3)	$(5)	$(1)	$(14)
Net finance costs	$15	$5	$27	$18

16.	Income taxes

The reconciliation of income taxes calculated at the statutory rate to the actual tax provision is as follows:

	Quarters		Nine months
	2012	2011	2012	2011
Earnings (loss) before income taxes	$(1)	$23	$(18)	$24
Income tax expense (recovery) based on combined federal and provincial income tax rates of 26.3% (2011 - 27.8%)	$-	$7	$(5)	$7
Increase (decrease) resulting from:
Change in valuation allowance	4	(2)	16	3
Difference in statutory income tax rate	1	2	4	4
Non-taxable (deductible) portion of exchange gain (loss) on long-term debt	1	-	-	(2)
Other permanent differences	(2)	(1)	2	-
	4	(1)	22	5
Income tax expense	$4	$6	$17	$12
Income taxes:
Current	$2	$(1)	$9	$-
Deferred	2	7	8	12
Income tax expense	$4	$6	$17	$12

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

16.	Income taxes (continued) Unrecognized deferred tax assets

Deferred tax assets have not been recognized in respect of the following:

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
Deferred income tax assets:
Non-capital loss carry-forwards and pool of deductible scientific research and development expenditures	$407	$392	$363
Property, plant and equipment	40	32	25
Employee future benefits	71	78	68
Capital loss carry-forwards	3	3	7
Financing charges	-	-	7
Other	15	15	17
	$536	$520	$487

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profits will be available against which the Company can utilize the benefits.

As at September 24, 2011, certain subsidiaries have accumulated the following losses and deductions for income tax purposes, which may be carried forward to reduce taxable income and taxes payable in future years:

		Expiring
	Amounts	dates
Non-capital loss carried forward for:
Canadian subsidiaries	$1,106	2014 to 2031
U.S. subsidiaries	$18	2028 to 2031
French subsidiaries	$32	Unlimited
Pool of deductible scientific research and experimental development	$370	Unlimited

Recognized deferred tax assets and liabilities

	Deferred tax assets		Deferred tax liabilities
	Non-capital	Property,
	loss carry-	plant and	Other
	forwards	equipment	liabilities	Total
Balance, September 26, 2010	$23	$8	$(4)	$27
Through Statement of Earnings (Loss)	(12)	(1)	1	(12)
Balance, September 24, 2011	11	7	(3)	15

Through Statement of Earnings (Loss)	(8)	(1)	-	(9)
Balance, June 23, 2012	$3	$6	$(3)	$6

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Financial instruments

Fair value

The carrying amount of cash and cash equivalents, cash held in trust, trade and other receivables, bank indebtedness, operating bank loans, trade, other payables and accrued charges, and interest payable approximates their fair values because of the near-term maturity of those instruments. The carrying values of the long-term loans receivable also approximate their fair values.

The carrying value and the fair value of long-term debt are as follows:

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
Carrying value	$334	$289	$288
Fair value	$343	$294	$301

Derivative financial instruments are the only financial instruments of the Company measured at fair value on a recurring basis and have been valued in accordance with Level 1 of the fair value hierarchy, which is based on unadjusted quoted prices in an active market. The fair value of these instruments at the reporting date was negligible.

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

Credit risk
Liquidity risk
Market risk
-	Foreign currency rate risk
-	Interest rate risk
-	Commodity price and operational risk

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management policy. The policy defines the method by which the Company manages its risk through properly and prudently administering the Company’s financial assets, liabilities and derivatives. Internal Audit measures the adequacy of the business control systems through the execution of an Internal Audit Plan approved by the Audit Committee.

Exposure to credit risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. As required in the Risk Management Policy, the Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expense has not been significant in the past. The Company also has credit risk relating to cash and cash equivalents. The Company manages risk by dealing only with highly-rated financial institutions.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Financial instruments (continued)

Exposure to credit risk (continued)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	June 23,	Sept. 24,	Sept. 26,
	2012	2011	2010
Loans and receivables, other than cash, cash equivalents and cash held in trust	$197	$206	$236
Cash, cash equivalents and cash held in trust	$101	$105	$74

The maximum exposure to credit risk for trade accounts receivable as at September 24, 2011 and September 26, 2010, by geographical region was as follows:

	2011	2010
Canada	$27	$23
United States	69	65
Pacific Rim and India	19	27
United Kingdom, Europe and other	18	48
	133	163
Allowance for doubtful accounts	-	(1)
Trade receivables net	133	162
Other receivables including input tax credits	49	47
Accounts receivable	$182	$209

The aging of trade accounts receivable was as follows:

	2011		2010
	Gross	Allowance	Gross	Allowance
Not past due	$125	$-	$150	$-
Past due 0-30 days	6	-	8	-
Past due 31-60 days	2	-	-	-
Past due 61-90 days	-	-	3	-
More than 90 days	-	-	2	1
	$133	$-	$163	$1

The movement in the allowance for doubtful accounts receivable in respect to trade accounts receivable was as follows:

	2011	2010
Balance, beginning of year	$1	$2
Bad debt written off	(1)	(1)
Balance, end of year	$-	$1

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Financial instruments (continued)

Exposure to liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of maintenance capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $135 million to $150 million of liquidity.

A liquidity reserve in the form of cash, cash equivalents and undrawn revolving credit facilities is maintained to assist in the solvency and financial flexibility of the Company. Liquidity reserves as at June 23, 2012, totalled $156 million. Repayment of amounts due within one year may also be funded by normal collection of current trade accounts receivable and cash on hand.

The following are the contractual maturities of financial liabilities, including interest payments and excluding the impact of netting agreements:

	Carrying	Contractual				After
	amount	cash flows	Year 1	Years 2-3	Years 4-5	5 years
Secured bank loans	$330	$560	$38	$77	$77	$368
Unsecured loans	16	18	6	7	4	1
Operating bank loans	68	68	68	-	-	-
Trade and others	219	219	219	-	-	-
	$633	$865	$331	$84	$81	$369

Foreign currency rate risk management

The Company is exposed to currency risk on sales, purchases and long-term debt that are denominated in a currency other than the Canadian dollar. The currencies in which these transactions are primarily denominated are Canadian dollar, US dollar and euro.

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The Company generates approximately $1.2 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar and the euro relative to the Canadian dollar reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions.

To reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy, which allows for hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. As at June 23, 2012, the Company does not hold any foreign exchange contracts.

Foreign currency rate sensitivity analysis

Based on 2012 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

Sales increase	$12
Cost of sales increase	3
Gross margin	9
Loss on US dollar debt translation	3
Pre-tax earnings increase	$6

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

17.	Financial instruments (continued)

Foreign currency rate sensitivity analysis (continued)

Direct US $ purchases of raw materials, supplies and services provided a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency. Interest expense on the Company’s US $ denominated debt provides a small offset to its US $ exposure.

Interest rate risk management

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Interest rate sensitivity analysis

Fluctuations of market interest rates have little impact on the Company’s financial results since the majority of the Company’s debts are fixed rate debts.

Commodity price and operational risk management

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses. The Company may periodically purchase lumber, pulp and newsprint price derivative commodity contracts to mitigate the impact of price volatility. The Company did not hold any significant product price derivative commodity contracts at March 24, 2012, September 24, 2011 and September 26, 2010.

The manufacturing activities conducted by the Company’s operations are subject to a number of risks, including availability and price of fibre and competitive prices for purchased energy and raw materials. To mitigate the impact of price fluctuations, the Company may periodically purchase derivative commodity contracts. The Company does not currently hold any significant derivative commodity contracts.

18.	Capital management

It is the Company’s objective to manage its capital to ensure adequate capital resources exist to support operations while maintaining its business growth. The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets.

The Company monitors capital on the basis of net debt to total capitalization ratio. Net debt is calculated as a total debt (long-term debt plus bank indebtedness and operating bank loans) less cash, cash equivalents, and cash held in trust.

Total capitalization includes net debt plus provisions, accrued benefit liability, deferred income taxes, other long-term liabilities, and shareholders’ equity.

The Company’s strategy is to maintain the net debt to total capitalization ratio at 40% or less. The objective is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The debt to total capitalization ratio for the Company was 40% as at June 23, 2012 (September 24, 2011 – 27%, September 26, 2010 – 28%).

There were no changes in the Company’s approach to capital management during the period.

19.	Subsequent event

On June 29, 2012, the Company entered into a $30 million term loan facility to assist with the financing of the specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent term Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly installments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by the project assets. On July 12, 2012, the Company drew a first tranche of $20 million bearing interest at 6.35%.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS

The accounting policies set out in note 3 have been applied in preparing the financial statements for the quarters and nine-month periods ended June 23, 2012 and June 25, 2011.

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous Canadian GAAP. An explanation of how the transition from previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

In such tables, reclassification has been made to conform to IAS 1 – Presentation of Financial Statements, minimum disclosure requirements. Additionally, in preparing its interim consolidated financial statements in accordance with IFRS 1 - First-time Adoption of International Financial Reporting Standards, the Company applied the mandatory exemptions and elected to apply the following optional exemptions from full retrospective application:

Employee benefits exemption

IFRS 1 provides the option to retrospectively apply IAS 19, Employee Benefits, for the recognition of unamortized actuarial gains and losses, past service costs and transitional obligations and assets or to recognize these balances previously deferred under previous Canadian GAAP in opening retained earnings at the Transition Date. The Company has elected to recognize all unamortized cumulative actuarial losses and past service costs at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

Foreign currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at the Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its Transition Date.

Event driven fair value of property, plant and equipment as deemed cost

IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value under previous Canadian GAAP. As a result of the recapitalization transaction that occurred within the Company in 2008, the Company has elected to apply this exemption to property, plant and equipment and used such event driven fair value measurements as deemed cost for IFRS at the date of that measurement.

Business combinations exemption

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively - either from the Transition Date or a particular date prior to the Transition Date. The Company has elected to apply IFRS 3 prospectively to business combinations that occur after the Transition Date. Accordingly, business combinations prior to this date have not been restated.

Share-based payment transaction exemption

IFRS 1 provides an optional exemption to the application of IFRS 2, Share-based Payment, for those share options granted subsequent to November 7, 2002, that have fully vested as at the Transition Date and to liabilities arising from share-based payment transactions that were settled before the Transition Date. The Company has elected this exemption.

Borrowing costs

IFRS 1 provides the option to apply IAS 23, Borrowing Costs, retrospectively or prospectively from the Transition Date. IAS 23 requires an entity to capitalize borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Company elected to apply this exemption prospectively in respect of qualifying assets for which the commencement date for capitalization was on or after the Transition Date.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued) Reconciliation of Consolidated Balance Sheets

September 26, 2010
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$68	$-	$-	$68
Cash held in trust		6	-	-	6
Trade and other receivables		209	-	-	209
Inventories		255	-	-	255
Prepaid expenses		7	-	-	7
		545	-	-	545
Property, plant and equipment	(b)(c)(d)	498	-	(2)	496
Biological assets	(a)	-	-	7	7
Employee future benefits	(e)	-	6	(6)	-
Other long-term receivables		-	28	-	28
Other assets		34	(34)	-	-
Deferred tax assets		27	-	-	27
		$1,104	$-	$(1)	$1,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$1	$-	$-	$1
Trade, other payables and accrued charges	(g)	238	(5)	-	233
Interest payable		3	-	-	3
Provisions	(g)	-	5	-	5
Current portion of long-term debt		17	-	-	17
		259	-	-	259
Long-term debt		271	-	-	271
Provisions	(g)	-	19	(2)	17
Employee future benefits	(e)	-	187	61	248
Other long-term liabilities	(e)(f)(g)	209	(206)	5	8
		739	-	64	803
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(210)	-	(54)	(264)
Accumulated other comprehensive earnings (loss)		-	-	-	-
		365	-	(65)	300
		$1,104	$-	$(1)	$1,103

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued) Reconciliation of Consolidated Balance Sheets (continued)

June 25, 2011
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$66	$-	$-	$66
Cash held in trust		6	-	-	6
Trade and other receivables		195	-	-	195
Inventories		266	-	-	266
Prepaid expenses		8	-	-	8
		541	-	-	541
Property, plant and equipment	(b)(c)(d)	478	-	(1)	477
Biological assets	(a)	-	-	7	7
Employee future benefits	(e)	-	15	(15)	-
Other long-term receivables		-	26	-	26
Other assets		41	(41)	-	-
Deferred tax assets		15	-	-	15
		$1,075	$-	$(9)	$1,066

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness		$-	$-	$-	$-
Operating bank loans		2	-	-	2
Trade, other payables and accrued charges	(g)	221	(6)	-	215
Interest payable		1	-	-	1
Provisions	(g)	-	6	-	6
Current portion of long-term debt		17	-	-	17
		241	-	-	241
Long-term debt		260	-	-	260
Provisions	(g)	-	20	(1)	19
Employee future benefits	(e)	-	173	53	226
Other long-term liabilities	(e)(f)(g)	195	(193)	2	4
		696	-	54	750
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(196)	-	(56)	(252)
Accumulated other comprehensive earnings (loss)	(c)	-	-	4	4
		379	-	(63)	316
		$1,075	$-	$(9)	$1,066

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued) Reconciliation of Consolidated Balance Sheets (continued)

September 24, 2011
		Previous		Effect of
		Canadian	Reclassi-	transition
	Note	GAAP	fication	to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$99	$-	$-	$99
Cash held in trust		6	-	-	6
Trade and other receivables		182	-	-	182
Inventories		261	-	-	261
Prepaid expenses		6	-	-	6
		554	-	-	554
Property, plant and equipment	(b)(c)(d)	493	-	(2)	491
Biological assets	(a)	-	-	4	4
Employee future benefits	(e)	-	16	(15)	1
Other long-term receivables		-	28	-	28
Other assets		44	(44)	-	-
Deferred tax assets	(e)	16	-	(1)	15
		$1,107	$-	$(14)	$1,093

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Operating bank loans		$6	$-	$-	$6
Trade, other payables and accrued charges	(g)	254	(8)	-	246
Interest payable		8	-	-	8
Provisions	(g)	-	8	-	8
Current portion of long-term debt		18	-	-	18
		286	-	-	286
Long-term debt		271	-	-	271
Provisions	(g)	-	18	(2)	16
Employee future benefits	(e)	-	168	117	285
Other long-term liabilities	(e)(f)(g)	188	(186)	-	2
		745	-	115	860
Shareholders' equity:
Share capital	(f)	570	-	(6)	564
Contributed surplus	(h)	5	-	(5)	-
Deficit		(213)	-	(120)	(333)
Accumulated other comprehensive earnings (loss)	(c)	-	-	2	2
		362	-	(129)	233
		$1,107	$-	$(14)	$1,093

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Reconciliation of Consolidated Statements of Comprehensive Earnings (Loss)

Quarter ended June 25, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$448	$-	$448
Freight and other deductions		61	-	61
Lumber export taxes		3	-	3
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	336	(1)	335
Selling, general and administrative		18	-	18
Share-based compensation		(2)	-	(2)
Depreciation and amortization	(b)	11	1	12
Other items	(e)	(10)	3	(7)
Operating earnings (loss)		31	(3)	28
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	5	(1)	4
Exchange loss on long-term debt	(c)	1	-	1
Net finance costs		6	(1)	5
Earnings (loss) before income taxes		25	(2)	23

Income tax expense		6	-	6
Net earnings (loss)		19	(2)	17

Other comprehensive earnings:
Defined benefit plans	(e)	-	-	-
Other benefit plans	(e)	-	-	-
Foreign currency translation differences for foreign operations	(c)	-	2	2
Total comprehensive earnings		$19	$-	$19

Basic and diluted net earnings in dollars per share		$0.19		$0.17

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Reconciliation of Consolidated Statements of Comprehensive Earnings (Loss) (continued)

Nine months ended June 25, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$1,322	$-	$1,322
Freight and other deductions		180	-	180
Lumber export taxes		10	-	10
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	993	(3)	990
Selling, general and administrative		55	-	55
Share-based compensation		8	-	8
Depreciation and amortization	(b)	34	2	36
Other items	(e)	(1)	2	1
Operating earnings (loss)		43	(1)	42
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	27	1	28
Exchange gain on long-term debt	(c)	(10)	-	(10)
Net finance costs		17	1	18
Earnings (loss) before income taxes		26	(2)	24

Income tax expense	(e)	12	-	12
Net earnings (loss)		14	(2)	12

Other comprehensive earnings:
Defined benefit plans	(e)	-	-	-
Other benefit plans	(e)	-	-	-
Foreign currency translation differences for foreign operations	(c)	-	4	4
Total comprehensive earnings		$14	$2	$16

Basic and diluted net earnings in dollars per share		$0.14		$0.12

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Reconciliation of Consolidated Statements of Comprehensive Earnings (Loss) (continued)

Year ended September 24, 2011
		Previous	Effect of
		Canadian	transition
	Note	GAAP	to IFRS	IFRS
Sales		$1,743	$-	$1,743
Freight and sales deductions		237	-	237
Lumber export taxes		13	-	13
Cost of sales (excluding depreciation and amortization)	(a)(b)(e)	1,324	(3)	1,321
Selling, general and administrative		72	-	72
Share-based compensation		2	-	2
Depreciation and amortization	(b)	45	3	48
Other items	(e)	1	2	3
Operating earnings (loss)		49	(2)	47
Interest, foreign exchange and other	(c)(d)(e)(f)(g)	32	(1)	31
Exchange loss on long-term debt	(c)	1	-	1
Net finance costs		33	(1)	32
Earnings (loss) before income taxes		16	(1)	15

Income tax expense	(e)	19	1	20
Net earnings (loss)		(3)	(2)	(5)

Other comprehensive earnings (loss):
Defined benefit plans	(e)	-	(63)	(63)
Other benefit plans	(e)	-	(1)	(1)
Foreign currency translation differences for foreign operations	(c)	-	2	2
Total comprehensive earnings (loss)		$(3)	$(64)	$(67)

Basic and diluted net earnings (loss) in dollars per share		$(0.03)		$(0.05)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity and statement of comprehensive earnings (loss)

	(a)	Biological assets

In accordance with IAS 41, Agriculture, the Company’s standing timber on its private timberlands is considered to be a biological asset that is measured at fair value less costs to sell at each reporting date, with changes in fair value less costs to sell recognized in net earnings (loss) at each period. As a result of this IFRS guidance, the Company’s standing timber on its private timberlands has been separately identified on the Consolidated Balance Sheet as biological assets and recorded at fair value less costs to sell.

The effect of the above on the Company’s balance sheet resulted in an increase in biological assets of $7 million at June 25, 2011 (September 26, 2010 - $7 million and September 24, 2011 - $4 million), and resulted in a decrease of the deficit of $7 million (September 26, 2010 - $7 million and September 24, 2011 - $4 million).

The impact on total comprehensive earnings for the quarter ended June 25, 2011, and on total comprehensive loss for the nine-month period ended June 25, 2011, was negligible. Total comprehensive loss for the year ended September 24, 2011, increased by $3 million.

	(b)	Component accounting

Under previous Canadian GAAP, the Company did not apply component accounting to the significant separable component parts of an item of property, plant and equipment since no guidance was provided on evaluating the cost of a component, replacement of a component and the level at which component accounting was required. Under IFRS, the major assets must be separated into components and the cost of replacement or overhaul of these components are considered to be a part of property, plant and equipment, and are amortized over their individual estimated useful lives.

The effect of the above on the Company’s balance sheet resulted in an increase in property, plant and equipment of $6 million at June 25, 2011 (September 26, 2010 - $6 million and September 24, 2011 - $6 million), and resulted in a decrease of the deficit of $6 million (September 26, 2010 - $6 million and September 24, 2011 - $6 million).

Total comprehensive earnings for the quarter ended June 25, 2011, increased by $1 million and changed by a negligible amount for the nine-month period ended June 25, 2011. For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

	(c)	Translation of foreign operations

Under previous Canadian GAAP, non-monetary assets and liabilities of the foreign operations were translated to Canadian dollars at the historical rate relevant to the particular transaction date at which such assets or liabilities were originated. Under IFRS, all assets and liabilities of the foreign operations with functional currencies other than the Canadian dollar are translated to Canadian dollar at the exchange rate prevailing at period-end and are recognized in other comprehensive loss. In accordance with IFRS 1, the Company elected to reset all cumulative translation gains and losses to zero in opening deficit at its Transition Date.

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $6 million at June 25, 2011 (September 26, 2010 - $7 million and September 24, 2011 - $7 million), and resulted in an increase of the deficit of $6 million (September 26, 2010 - $7 million and September 24, 2011 - $9 million) and an increase of accumulated other comprehensive earnings of nil (September 26, 2010 - nil and September 24, 2011 - $2 million).

Total comprehensive earnings for the quarter ended June 25, 2011, increased by $1 million and changed by a negligible amount for the nine-month period ended June 25, 2011. For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

	(d)	Site restoration

Under previous Canadian GAAP, the cost of decommissioning and restoration of landfill sites were part of Property, plant and equipment and depreciated over the estimated useful life of the landfill site. Under IFRS, decommissioning and restoration costs incurred through the production of inventory are included as part of inventory costs.

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity and statement of comprehensive earnings (loss) (continued)

	(d)	Site restoration (continued)

The effect of the above on the Company’s balance sheet resulted in a decrease in property, plant and equipment of $1 million at June 25, 2011 (September 26, 2010 - $1 million and September 24, 2011 - $1 million), and resulted in an increase of the deficit of $1 million (September 26, 2010 - $1 million and September 24, 2011 - $1 million).

The impact on total comprehensive earnings for the quarter and the nine-month period ended June 25, 2011, was negligible. For the year ended September 24, 2011, the impact on total comprehensive loss was also negligible.

	(e)	Recognition of unamortized actuarial losses at date of transition to IFRS into equity

As permitted by previous Canadian GAAP, the Company measured its employee future benefits obligation for accounting purposes as at June 30 of each fiscal year. This was often referred as the early measurement date accounting policy choice. Under IAS 19 - Employee Benefit, the measurement date of the employee future benefits obligation must coincide with the fiscal year-end of the Company. Therefore, upon transition to IFRS, the Company measured its employee future benefits obligation at the date of the opening balance sheet in accordance with IAS 19.

In addition, as permitted by IFRS 1 - First-time Adoption of International Financial Reporting Standards, management elected the optional exemption to recognize all unamortized cumulative actuarial losses at the Transition Date as an adjustment to opening retained earnings for all of its employee future benefit plans.

The cumulative effect of the above on the Company's balance sheet was to decrease employee future benefits assets by $15 million at June 25, 2011 (September 26, 2010 - $6 million and September 24, 2011 - $15 million), and increase the employee future benefits liabilities by $53 million (September 26, 2010 - $61 million and September 24, 2011 - $117 million), which resulted in a corresponding increase to deficit of $68 million (September 26, 2010 - $67 million and September 24, 2011 - $132 million).

Under IFRS, the Company’s accounting policy is to recognize all actuarial gains and losses, arising on its defined benefit pension and other non-pension post retirement plans, immediately in other comprehensive earnings (loss).

Total comprehensive earnings for the quarter ended June 25, 2011, decreased by $4 million and decreased by $1 million for the nine-month period ended June 25, 2011. Total comprehensive loss increased by $65 million for the year ended September 24, 2011.

	(f)	Warrants

Under IFRS, the warrants have been classified as a liability because of the possibility that they may be settled in cash in the event of a change of control. They are recorded at fair value with value being adjusted every quarter.

The effect of the above on the Company’s balance sheet resulted in a decrease in share capital of $6 million at June 25, 2011 (September 26, 2010 - $6 million and September 24, 2011 - $6 million), and resulted in an increase of the other long-term liabilities of $2 million (September 26, 2010 - $5 million and September 24, 2011 – negligible amount), and a decrease of the deficit of $4 million (September 26, 2010 - $1 million and September 24, 2011 - $6 million).

Total comprehensive earnings for the quarter and the nine-month period ended June 25, 2011, increased by $3 million. Total comprehensive loss decreased by $5 million for the year ended September 24, 2011.

	(g)	Provisions

IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, has measurement differences when compared to previous Canadian GAAP. These measurement differences include the requirement to reflect the risks associated with the Company’s provisions in either the cash flows or the discount rate.

The effect of the above on the Company’s balance sheet resulted in a decrease in long-term provisions of $1 million at June 25, 2011 (September 26, 2010 - $2 million and September 24, 2011 - $2 million), and resulted in a decrease of the deficit of $1 million (September 26, 2010 - $2 million and September 24, 2011 - $2 million).

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity and statement of comprehensive earnings (loss) (continued)

(g) Provisions (continued)

Total comprehensive earnings for the quarter and the nine-month period ended June 25, 2011, decreased by $1 million. For the year ended September 24, 2011, the impact on total comprehensive loss was negligible.

(h) Contributed surplus

The previous Canadian GAAP requires that a future income tax asset that was not recognized at the date of a comprehensive revaluation as a result of a financial reorganization be subsequently recognized first as a reduction of any unamortized intangible asset and then in a manner consistent with the revaluation adjustment recorded at the date of the comprehensive revaluation. Under IFRS, this recognition of a future income tax asset is recorded to profit and loss.

The effect of the above on the Company’s balance sheet resulted in a decrease in contributed surplus of $5 million at June 25, 2011 (September 26, 2010 - $5 million and September 24, 2011 - $5 million), and resulted in a decrease of the deficit of $5 million (September 26, 2010 - $5 million and September 24, 2011 - $5 million).

The impact on total comprehensive earnings for the quarter and the nine-month period ended June 25, 2011, was nil. For the year ended September 24, 2011, the impact on total comprehensive loss was also nil.

Explanation of material adjustments to the cash flow statements for fiscal 2011

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the Consolidated Balance Sheet and to the Consolidated Statements of Earnings (Loss) have resulted in reclassifications of various amounts on the Consolidated Statements of Cash Flows. There have been no significant changes to the net cash flows, other than the Company’s accounting policy choice to classify interest paid as financing activity under IFRS compared to operating activity under previous Canadian GAAP.

Quarter ended June 25, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$43	$3	$(3)
Reclassification for interest paid	15	-	(15)
Other	-	(2)	2
IFRS	$58	$1	$(16)

Nine months ended June 25, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$6	$(9)	$1
Reclassification for interest paid	24	-	(24)
Other	8	(3)	(5)
IFRS	$38	$(12)	$(28)

TEMBEC INC. NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited) (in millions of Canadian dollars, unless otherwise noted)

20.	Explanation of transition to IFRS (continued)

Explanation of material adjustments to the cash flow statements for fiscal 2011 (continued)

Year ended September 24, 2011
	Cash flow from
	operating	investing	financing
	activities	activities	activities
Previous Canadian GAAP	$69	$(43)	$5
Reclassification for interest paid	25	-	(25)
Other	5	(3)	(2)
IFRS	$99	$(46)	$(22)